

5470 Kietzke Lane, Suite 300
Reno, NV 89511
(775) 335-2029

Eagle Nuclear Energy Corp.

2026 ANNUAL REPORT TO SHAREHOLDERS

under *Rule 14a-3(b*) of the
Securities Exchange Act of 1934, as amended

For the fiscal year ended November 30, 2025
For the annual meeting of stockholders on August 19, 2026

EAGLE NUCLEAR ENERGY CORP.

2026 ANNUAL REPORT

	Page
EXPLANATORY NOTE	1
SECTION 1. BUSINESS	2
SECTION 2. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	26
SECTION 3. SUPPLEMENTARY FINANCIAL INFORMATION	27
SECTION 4. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OFOPERATIONS	28
SECTION 5. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	43
SECTION 6. FINANCIAL STATEMENTS AND SUPPLEMENTARY FINANCIAL INFORMATION	44
SECTION 7. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	45
SECTION 8. DIRECTORS AND EXECUTIVE OFFICERS	46
ADDENDUM I – FINANCIAL STATEMENTS	F-1
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2

EXPLANATORY NOTE

On February 24, 2026 (the "Closing Date"), the Eagle Nuclear Energy Corp. (the "Company" or "New Eagle") consummated the previously announced transactions pursuant to that certain Amended and Restated Agreement and Plan of Merger, dated as of September 29, 2025 (as it may be amended, supplemented, or otherwise modified from time to time, the "Merger Agreement"), by and among Spring Valley Acquisition Corp. II, an exempted company incorporated in the Cayman Islands with limited liability ("SVII"), the Company, Spring Valley Merger Sub III, Inc., a Cayman Islands exempted company and wholly owned, direct subsidiary of the Company ("Merger Sub 1"), Spring Valley Merger Sub II, Inc., a Nevada corporation and wholly owned, direct subsidiary of the Company ("Merger Sub 2"), and Eagle Energy Metals Corp., a Nevada corporation ("Eagle Energy"). Pursuant to the Merger Agreement, among other things, (i) Merger Sub 1 merged with and into SVII, with SVII continuing as the surviving corporation and a wholly-owned subsidiary of the Company and (ii) Merger Sub 2 merged with and into Eagle Energy, with Eagle Energy continuing as the surviving corporation and a wholly-owned subsidiary of the Company. The transactions contemplated by the Merger Agreement are hereinafter referred to as the "Business Combination."

While Eagle Energy was a legal acquiree in the Merger Agreement, and the Company is the legal parent of both SVII and Eagle Energy after the Business Combination, for financial accounting and reporting purposes under U.S. GAAP, Eagle Energy is the accounting acquirer and the Business Combination is accounted for as a "reverse recapitalization." As Eagle Energy was deemed the accounting acquirer in the Business Combination, the Company is a continuation of the operations of Eagle Energy. Accordingly, Eagle Energy's historical financial statements serve as the historical financial statements of the Company following the consummation of the Business Combination.

SECTION 1. BUSINESS

Unless otherwise indicated or the context otherwise requires, references in this section to "New Eagle," "we," "us," "our," and other similar terms refer to Eagle Energy prior to the Business Combination and to New Eagle and its subsidiaries after giving effect to the Business Combination.

Overview

New Eagle is a next-generation nuclear energy company that will combine domestic uranium exploration and development with proprietary small modular reactor (SMR) technology. New Eagle is an early-stage company and has limited operating history, no current revenues and has been operating at a net loss since incorporation. New Eagle currently owns the largest mineable, measured and indicated uranium deposit in the United States, referred to as the Aurora Uranium Project, located in southeastern Oregon. The Aurora Uranium Project includes the Aurora deposit ("Aurora"), with an estimated resource of 32.75 million pounds (Indicated) and 4.98 million pounds (Inferred) of near surface uranium and the adjacent Cordex zone ("Cordex" or the "Cordex Zone") which based on initial geological assessments, New Eagle believes offers the potential to significantly expand our overall resource inventory. New Eagle's exclusive SMR technology, developed under an exclusive license agreement with the University of New Mexico, is based on liquid metal-cooled reactors. It includes the Very-Small, Long-Life, and Modular Reactor ("VSLLIM"), with electrical generation capacities of less than 10MWth, and the Scalable Liquid Metal-cooled Modular Reactor ("SLIMM"), with output capacities between 10MWth and 100MWth. New Eagle exercised its option to acquire the Aurora Uranium Project in connection with the Closing of the Business Combination.

New Eagle's mission is to supply uranium to the growing nuclear energy industry and play a leading role in the global transition to clean, reliable, and affordable energy. New Eagle is committed to meeting rising demand for resilient, cost-effective energy and supporting advanced computing and artificial intelligence by providing uranium for both traditional nuclear reactors and the SMRs we plan to develop. New Eagle may also enter into offtake agreements to sell excess uranium to energy producers, utilities, nuclear fuel fabricators, and advanced reactor developers seeking secure domestic supply. By combining a substantial uranium asset with advanced SMR technology, New Eagle seeks to create an integrated nuclear platform positioned to help restore American leadership in the global nuclear industry.

Eagle Energy was incorporated under the laws of the State of Delaware on December 14, 2023, as Eagle Battery Metals Corp. On January 31, 2024, Eagle Energy changed its name to Eagle Energy Metals Corp., and on October 18, 2024, Eagle Energy filed articles of conversion with the Nevada Secretary of State to convert into a Nevada corporation. New Eagle was incorporated as a Nevada corporation on September 19, 2025 for the purpose of completing the Business Combination. Following the Business Combination, Eagle Energy is a wholly owned, direct subsidiary of New Eagle.

Industry

According to the International Energy Agency's ("IEA") World Energy Outlook 2024 under the Stated Policies Scenario (STEPS), global energy demand is expected to continue to rise through 2035, with electricity demand increasing by nearly 1,000 Terawatt-hours ("TWh") per year — equivalent to adding the electricity consumption of Japan annually. Historically, growth in energy demand has been met primarily by fossil fuels. Today, while STEPS anticipates ongoing contributions from fossil fuels, a series of technological, economic, regulatory, social and investor forces are leading the drive to decarbonize electricity and other sectors, such as transportation (electric vehicles) and buildings (electric heating). As such, STEPS projects that renewables and clean energy sources will play a dominant role going forward.

Technology Improvements. Advancements in carbon-free generation technologies — such as next-generation solar, offshore wind, and energy storage — are driving increased adoption by improving reliability, reducing costs, and expanding scalability. According to the IEA, the cost of lithium-ion batteries declined by approximately 90%, from $1,400 per kWh in 2010 to under $140 per kWh in 2023, materially enhancing the economics of renewable integration. These developments improve grid stability, support decarbonization, and position clean energy as a primary source for meeting global electricity demand. We believe technological advancements in SMRs and other carbon-free generation sources may drive similar adoption trends in the future.

Economic. Utilities are increasingly seeking economically viable clean energy solutions that can deliver reliable, around-the-clock power. While renewable sources such as wind and solar play an important role, their intermittency and substantial land use requirements present integration challenges. These factors are driving greater consideration of traditional nuclear power and SMRs, both of which provide carbon-free, high-capacity baseload generation with a compact footprint. We believe these characteristics position nuclear as a key component in meeting long-term decarbonization and energy security objectives for the utility sector.

Regulatory. Recent domestic policy actions, including Executive Orders signed in May 2025, are accelerating demand for U.S. uranium supply and deployment of nuclear technologies, including SMRs. These measures streamline regulatory approvals, expand incentives for advanced reactor development, and invoke federal authorities to strengthen domestic uranium mining and fuel processing. As a result, nuclear — both traditional and SMR — is positioned to play a central role in delivering secure, carbon-free baseload power, supporting national energy security and decarbonization objectives.

Social and Investor Pressures. The global social and environmental movement toward decarbonization is influencing policy, capital allocation, and corporate strategy. Increasing stakeholder focus on climate change, combined with ESG investment priorities, is accelerating the transition to low-carbon energy sources and technologies, creating long-term structural demand for sustainable, carbon-free power generation solutions such as nuclear and renewables.

New Eagle's Market Opportunity

According to the IEA's World Energy Outlook 2024 under the STEPS scenario, global renewable power generation capacity is expected to grow from 4,250 GW today to nearly 10,000 GW by 2030 — a growth that more than covers rising electricity demand and accelerates the decline of coal-fired generation. Meeting this demand will require substantial investment: annual global energy investment is projected to reach $3.2 trillion by 2030, with approximately $2.1 trillion directed toward clean energy technologies and $1.1 trillion toward fossil fuel-related infrastructure.

Nuclear power, including both traditional reactors and SMRs, offers distinct advantages over other renewable energy sources in addressing intermittency and land use constraints. Nuclear facilities provide consistent, high-capacity baseload generation, operating at capacity factors exceeding 90% and remaining unaffected by weather or seasonal variability. Their compact physical footprint requires significantly less land per unit of electricity produced compared to wind or solar. Additionally, SMRs offer enhanced siting flexibility, modular scalability, and shorter construction timelines, enabling more efficient integration into existing grids. These attributes position nuclear as a critical complement to renewables in achieving long-term decarbonization and energy security goals.

Market Opportunity for Uranium

According to the U.S. Energy Information Administration's Uranium Marketing Annual Report, U.S. civilian nuclear operators purchased 51.6 million pounds of U_3O_8 equivalent in 2023, a 27% increase from 2022, reflecting higher requirements driven by growing energy demand and confidence in nuclear as a carbon-free baseload source. The weighted-average price paid by utilities rose 12% year-over-year to $43.80 per pound, the highest level since 2015, underscoring upward pricing momentum amid tightening supply. As of July 2025, this momentum has persisted, with the long-term uranium price at $80 per pound U_3O_8.

Despite this demand growth, only 5% of uranium deliveries to U.S. reactors in 2023 originated from domestic production, highlighting continued reliance on imports from Canada, Kazakhstan, Australia, and other countries. Preliminary EIA production data for 2024 indicates output of approximately 680,000 pounds of U_3O_8, the highest since 2018 but still insufficient to materially reduce import dependence. These trends point to a widening structural gap between U.S. uranium requirements and available domestic supply, supporting the case for expanded U.S.-based production capacity. In addition to growing global energy demand, we believe this structural gap exists, and will persist for the foreseeable future, due to the following:

Replacement of Fossil Fuel Plants. The replacement of fossil fuel plants with nuclear power is accelerating as utilities seek reliable, carbon-free generation to meet emissions reduction targets. Nuclear's high-capacity factor and consistent output make it an ideal baseload replacement, enhancing grid stability while reducing greenhouse gas emissions and supporting long-term decarbonization objectives. According to the most recent update from the World Nuclear Association, approximately 70 reactors are currently under construction around the world, with about 100 additional reactors planned.

Historic Underinvestment. Global and U.S. uranium mining operations have experienced prolonged underinvestment over the past decade, driven by sustained low prices following the Fukushima accident, reduced demand growth expectations, and reliance on secondary supplies. This underinvestment curtailed exploration, delayed new project development, and led to the closure or care-and-maintenance status of numerous mines. In the U.S., domestic production fell to historically low levels, with imports meeting the vast majority of reactor fuel requirements.

Geopolitical Turmoil. Geopolitical instability in Russia and the enactment of the Prohibiting Russian Uranium Imports Act have significant implications for U.S. nuclear fuel supply. Russia has historically been a major supplier of enriched uranium to U.S. utilities, and the legislation, aimed at enhancing national security and reducing reliance on adversarial sources, effectively eliminates this supply channel. The ban is expected to tighten an already constrained global uranium market, placing greater pressure on limited domestic mining and enrichment capacity.

Long-Term Contracting by Utilities. Utilities are increasingly engaging in long-term contracting for nuclear fuel to secure supply amid tightening global markets and geopolitical uncertainties. These agreements lock in pricing, reduce exposure to market volatility, and ensure reliable delivery.

As a result, the World Nuclear Association in its Reference Scenario expects global uranium demand to nearly double by 2040 (approximately 65,650 tU in 2023 to 130,000 tU in 2040), with higher cases above that on stronger build-outs. The EIA reports U.S. utilities have contracts covering up to ~249 Mlb U3O8e through 2033, with ~184 Mlb unfilled, implying total anticipated needs of ~433 Mlb over the decade.

Market Opportunity for SMRs

SMRs are advanced nuclear systems designed to produce up to 300 MWe of electricity per unit and can be deployed individually or in clusters to match specific capacity requirements. Their smaller physical footprint, modular construction, and ability to be factory-fabricated allow for deployment at sites unsuitable for conventional nuclear plants, shortening construction timelines, reducing capital risk, and improving project economics.

SMRs offer inherent safety features, simplified systems, and operational flexibility, making them suitable for a variety of applications, including grid-scale electricity, industrial process heat, hydrogen production, and remote or off-grid energy needs. Their compact design and ability to provide continuous, dispatchable power address the intermittency and land-use constraints of wind and solar.

Recently, the private technology sector has emerged as an influential early adopter of SMR technologies. Announcements from Alphabet, Amazon, Microsoft and other hyperscale data center operators highlight the sector's need for reliable, carbon-free baseload power to meet rapidly growing energy requirements driven by artificial intelligence, cloud computing, and digital infrastructure expansion. This early commercial interest from large, creditworthy corporate buyers is expected to accelerate SMR deployment timelines and broaden the market beyond traditional utility customers.

The Aurora Uranium Project (The Aurora Deposit and Cordex Zone)

On August 8, 2025, an S-K 1300 Technical Report Summary on the Aurora Uranium Project was completed by BBA USA Inc. ("BBA"), which is an independent technical consulting firm engaged by New Eagle. The full text of the S-K 1300 Technical Report Summary is attached as Exhibit 96.1 to our registration statement on Form S-1 (File No. 333-294464) initially filed with the SEC on April 9, 2026 (the "Registration Statement").

The Aurora Deposit



The Aurora Deposit is the largest mineable, measured and indicated uranium deposit in the United States with an estimated resource of 32.75 million pounds (Indicated) and 4.98 million pounds (Inferred) of near surface uranium.

Aurora is situated in the state of Oregon, within Malheur County in the Quinn River Valley. The site is three miles from the Nevada border and approximately six miles west of McDermitt, Nevada. The project centroid is approximately Lat/Long -117.90, 42.03. The climate in this region is characteristic of the high Nevada desert, with summer temperatures typically in the low 20s (°C) and winter temperatures frequently falling below zero. Additionally, Aurora is situated on public lands managed by the United States Bureau of Land Management ("BLM") office in Vale, Oregon. New Eagle acquired the Aurora Uranium Project pursuant to the terms of the Aurora Option Agreement. See "*The Aurora Option Agreement*" for additional details.



6

The Aurora deposit is covered by a thin layer of alluvium over lakebed sediments, which unconformably overlie interbedded dacite/rhyolite lava flows, tuffaceous units, pyroclastic breccia, and local fault breccia. Alteration is mainly clay, with opaline or chalcedonic silica, chlorite, gypsum, fluorite, and zeolites. Mineralization is associated with the porous and permeable volcanic rocks and includes pyrite-bearing clays with uranium minerals, leucoxene, marcasite, and arsenopyrite. Uranium minerals have been identified to include uraninite, coffinite, phosphorylite, umohoite and autunite (hydrous calcium uranium phosphate).

Exploration took place on the project on and off from 1974 to 2022 by various operators. New Eagle has not conducted any exploration on the project to date. A total of 617 diamond drill and reverse circulation holes totaling 219,153 meters have been on the Aurora claims. The resource estimate is based on the interpretation of geological observations from detailed historical drilling that was initially completed on a 60 meters by 30 meters grid spacing oriented perpendicular to the strike of the deposit. A total of 675 drillholes (including both diamond and rotary holes) were used to define the resource. The geological and mineralization model created in the mineral resource estimate consisted of key lithological contacts plus mineralization constraints that were applied as estimation domains. The key contacts wireframed during the modeling process were based on a combination of grade distribution and lithology.

We believe the Aurora deposit offers a number of key attributes that make the deposit attractive for investment, including:

- *Shallow & Near-surface.* The Aurora deposit's uranium lies very close to the surface, under only a thin layer of cover. This near-surface location enables rapid, easy access to mineralized material without extensive pre-stripping. Early mining can focus directly on valuable higher-grade material instead of waste, which boosts project economics. The shallow depth also contributes to a very low strip ratio in open-pit mining, meaning far less waste rock must be moved per ton of ore. Overall, we believe the near-surface nature of the deposit significantly lowers mining complexity, cost, and development time.

- *Low-cost Open Pit.* The Aurora deposit is ideally suited to conventional open-pit extraction, which is typically the most efficient approach when orebodies lie close to the surface. The project's projected plan emphasizes simple, low-cost open-pit mining techniques. Much of the overlying material is unconsolidated "free-dig" lakebed sediment (requiring no drilling or blasting), and Aurora's shallow, flat orientation yields a very low waste-to-ore strip ratio. Open-pit mining also avoids the high costs and complexities of underground development, so these advantages combine to keep Aurora's projected mining costs at highly competitive levels.

- *Extensive Drilling data.* The Aurora project benefits from an extensive drilling database accumulated over decades, underpinning a high-confidence resource model. Over 600 drill holes, totaling more than 90,000 meters (replacement value of approximately $45 million) have been completed, delineating the deposit's shape, grade distribution, and continuity in detail. This substantial dataset provides exceptional geological understanding and validation of the resource, with tight drill spacing converting a large portion of the deposit into the "indicated" resource category. Few uranium projects in the U.S. boast a comparable level of drilling density, significantly de-risking Aurora's resource estimate and future mine planning.

- *Low Geological Risk.* The combination of intensive drilling and simple deposit geometry translates into low geological uncertainty for Aurora. As noted, most of the uranium resource has been delineated to a high confidence level (predominantly "indicated"). This means the grade and extent of the orebody are well understood, reducing the likelihood of surprises during mining. Geologically, the deposit consists of laterally continuous, strata-bound uranium zones in predictable host rocks. There are no known complex structures or abrupt changes that would impede extraction. In short, the project's geology is straightforward, which minimizes the risk of unforeseen issues in development or production.

- *Flat Tabular Deposit.* The Aurora deposit's geometry is a distinct advantage: it is essentially flat-lying and laterally extensive, resembling a tabular blanket of mineralization. This shape is ideal for open-pit mining, as the mineralized material horizon can be mined in bulk with consistent, shallow benches rather than chasing narrow roll-front trends. Drilling has confirmed that uranium occurs in sub-horizontal layers with excellent continuity over large distances. This uniform, sheet-like orebody implifies mine planning and reduces geotechnical complexity compared to deposits with steep or irregular geometries. Aurora's simple geometry ensures efficient extraction.

Potential additional opportunities for the project include (i) upgrading of some or all the inferred mineral resources to higher-confidence categories, with additional drilling and supporting studies, such that this higher confidence material could potentially be converted to mineral reserves, and (ii) additional leach test work to focus on optimizing leach conditions to maximize uranium recovery.

Aurora Mineral Resource Estimate

The 2025 mineral resource estimate (the "MRE") is based on the interpretation of geological observations from detailed historical drilling that was initially completed on a 60 m by 30 m grid spacing oriented perpendicular to the strike of the deposit. A total of 675 drillholes (including both diamond and rotary holes) were used to define the resource.

The geological and mineralization model created in the MRE consisted of key lithological contacts plus mineralization constraints that were applied as estimation domains. The key contacts wireframed during the modeling process were based on a combination of grade distribution and lithology.

The exploratory data analysis was conducted on raw drillhole data to determine the nature of the element distribution, correlation of grades within individual lithologic units, and the identification of high-grade outlier samples. A combination of descriptive statistics, histograms, probability plots, and X-Y scatter plots were used to analyze.

The resource estimation methodology constrains the mineralization by using hard wireframe boundaries. Ordinary kriging was employed with multiple search passes used for each domain. Search parameters were based on variography and continuity of mineralization. Validation checks were completed on the mineral resource estimates. These included visual comparison of estimated grade to composite grade, domain conformity, swath plots, and comparisons to alternate estimation methods.

Indicated and inferred classification was applied to the deposit based on BBA's review that included the examination of drill spacing, visual comparison, kriging variance, distance to the nearest composite, and search pass, along with the search ellipsoid ranges. Collectively, this information was used to produce an initial classification script followed by manual wireframe application to further limit the mineral resource classification.

Mineral resources used commodity prices based on long-term analyst and bank forecasts. In the opinion of BBA, this price is generally aligned with pricing over the last one, three, and five years; forward-looking pricing from internationally recognized banks is appropriate for use in a mineral resource estimate. The following table summarizes the MRE:

Classification	Deposit	Cut-Off Grade (ppm U_3O_8)	Tonnage (Mt)	Grade (U_3O_8 ppm)	Contained Metal (U_3O_8 Mlb)
Indicated	Aurora	100	53.42	278	32.75
Inferred	Aurora	100	8.96	252	4.98

MRE Statement Notes:

1. S-K 1300 definition standards were followed for the resource estimate.

2. The 2025 MRE used ordinary kriging (OK) grade estimation within a three-dimensional block model with mineralized domains defined by wireframed solids.

3. Mineral resources are constrained within pit shells.

4. The 100 ppm U3O8 cut-off used for reporting is based on the following:

   a. Long-term metal prices of US$90/lb

   b. Metallurgical recoveries are based on mill recovery of 85%

   c. Average bulk density was determined for each mineralized domain within the deposit

   d. Mining cost of US$4.00/t mined for ore, US$3.00/t mined for waste, and US$2.50/t mined for overburden

   e. Processing and G&A costs of US$13/t milled

   f. Dilution of 5.0%

5. Mineral Resources that are not mineral reserves do not have economic viability. Numbers may not add due to rounding.

6. The resource estimate was prepared by BBA USA Inc. in accordance with S-K 1300 Standards of Disclosure for Mineral Projects.

The risks associated with the Aurora Uranium Project are generally those expected with an open pit project and include the accuracy of the mineral resource.

Quality Assurance and Quality Control — New Eagle

New Eagle has not conducted any drilling, sample preparation, assaying or analyses on the project, and therefore internal controls relating to quality assurance and quality control have not been necessary. However, prior to conducting exploration that involves drilling, sampling, assaying, and the reporting of results from those activities, we will establish sampling and analytical quality assurance and quality control protocols consistent with industry standards.

Quality Assurance and Quality Control — Previous Operators

The quality assurance/quality control protocols implemented by previous operators are not documented, and prior to 2002, quality assurance/quality control programs were not industry standard practice. Subsequent data verification procedures were conducted to validate the results obtained from earlier operators.

Previous exploration on site included the following:

Dates	Activities	Company(s)	Description	Notes
1974 – 1975	Prospecting	Placer	Mercury and gold exploration around Bretz Mine	Suspended activities due to unpromising results.
1977	Prospecting	Cordex Syndicate	Uranium exploration commences around the Bentz Mine	Cordex Syndicate leased the Bretz property and adjacent claims (excluding the Aurora Deposit) for uranium exploration.
1977	Geophysics	Locke Jacobs	Conducted an airborne geophysical survey	Discovered uranium mineralized outcrops at the Aurora site.
1977 – 1978	Drilling	Locke Jacobs	90 holes were drilled around the Aurora Project	Drilled around 90 holes in 1977 and 1978, totaling approximately 32,630

				feet (9,946 meters). The drilling revealed a flat-lying mineralized zone over 100 feet (31 meters) thick in some areas, with assay averages of about 0.05%, eU3O8 (Roper, 1979).
1978	Drilling/Geophysics	Placer and Jacobs enter a joint venture agreement	Completed approximately 447 rotary drillholes, and 25 diamond drillholes	Placer completed approximately 447 rotary drillholes totaling about 151,590 feet (46,205 meters), as well as 25 diamond drillholes totaling about 6,650 feet (2,027 meters). The 562 drillholes completed by Jacobs and Placer were radiometrically logged by Century Geophysical Corp.
1980	Study	Placer	Initial PFS for the Aurora Project	Placer completed a PFS for the Aurora Project in 1980.
1975 – 1980	Metallurgical Study	Hazen Research Laboratories	Metallurgical testing	Between 1975 and 1980, Hazen Research Laboratories conducted extensive metallurgical tests on material from the Aurora Deposit.
1997	Acquisition	Energy Metals Corp.	Option agreement to acquire the Aurora Project	In 1997 Willam Sherriff restoked the uranium claims after Placer let the claims laps. Energy Metals Corp entered into an agreement to purchase the project rights from Sherrill and completed an initial 43 – 101 report in 2004. EMC acquired 100%, interest in the Properly from Sheriff on July 19, 2004.
2007	Acquisition	Uranium One Inc.	Uranium One Inc acquired Energy Metals Corp.	Uranium One Inc. acquired EMC in 2007.
2010	Acquisition	Eagle Ventures Limited	EVE acquired the project for Uranium One Inc.	EVE Subsequently acquired the project rights from Uranium One Incorporated in 2010.
2011	Drilling	Eagle Ventures Limited	Drilled 32 diamond core and 6 RC, updated MRE (JORC 2011)	Compiled and announced an updated JORC Mineral Resource (January 2011) and drilled 32 diamond core and 6 RC holes as a confirmation/QAQC program and to provide metallurgical sample.
2022	Acquisition	Aurora Energy Metals	Acquisition of the Aurora Project	Aurora Energy Metals Limited (1AE) — through its wholly owned subsidiary Oregon Energy LLC).
2022	Drilling	Aurora Energy Metals	Drilled 5 diamond core and 12 RC holes	1AE announced an updated JORC Mineral Resource (November 2022) completed 17 holes totaling 11,201 feet (3,414 meters).

Century Geophysical completed historic geophysical data acquisition for Placer. Placer geologists collected check assays from diamond core drillholes and submitted them to commercial labs for analysis (Myers, 2005).

Procedures followed by these companies at the time are well documented and it is believed that they followed industry best practices at the time for data collection.

The 2011 downhole geophysical data acquisition was also completed by Century Wirelines Services under contract to Eagle Ventures Limited ("EVE") with results transferred directly to EVE personnel electronically. Samples from all diamond core and some RC drillholes were collected by EVE geologists and submitted to ISO commercial laboratories for analysis including American Assay Laboratories Inc. ("AAL"), Acme Analytical Laboratories ("Acme") and ALS Global ("ALS").

The 2022 data acquisition by Aurora Energy followed the same process, Century Wirelines performed the downhole geophysical acquisition, and samples from the 2022 drilling were collected by Aurora Energy geologists and submitted to AAL for analysis.

Historically, downhole gamma data was collected and converted on site, thereby limiting possible tampering or contamination. Detailed logs and assay results exist in the hardcopy archive. All EVE samples collected in 2011 were transported directly from the drill site to AAL in Reno by EVE geologists and field crew. All samples collected in 2022 were transported directly to AAL in Reno from the drill site by Aurora Energy geologist and field crew.

Historical drilling samples and core from the Jacobs/Placer days, as far as New Eagle is aware, no longer exist. Remaining sample pulps and core (that was not removed for metallurgical testwork purposes) from the EVE 2011 and Aurora Energy 2022 drilling are stored on site in two weatherproof shipping containers at a property in McDermitt.

The sampling and assay procedures by historical companies are considered appropriate.

The hardcopy database included approximately 43 archive boxes full of reports and drill logs as provided by Uranium One Incorporated to EVE in May 2010. An Access database was supplied by Uranium One at the time of the project acquisition by EVE using data sourced from historical drilling. No quality control data has been supplied for independent analysis.

Historic hole coordinates have been checked against plan maps. However, accuracy and quality of surveys (i.e., use of surveyors with theodolite or similar) used to locate drillholes has not been reported in these logs. All holes, with the exception of six, were drilled vertically. The dip/azimuth of the inclined holes was checked against hardcopy logs.

Assays were initially checked by (Myers, 2005) and validated by BBA, as follows:

The percentage of eU_3O_8 contained in drillholes was calculated from the downhole gamma logs by Century Geophysical at the time of the drilling and surveys. Original data was collected on 0.1 feet intervals and converted to $eU_3O_8\%$. The converted values were then compiled on 2, 5-, 10-, 15-, and 20-feet intervals. The data available for this analysis were the original gamma logs and the 5 feet $U_3O_8\%$ composites. The original logs and 5 feet composites were compared to verify the values and there is a reasonable correlation in values. The 5 feet composites were double entered into an ACCESS database along with collar location data. The double entry data had less than 1% entry error and the current database is estimated to be error free. Further verification and correction of the data was completed during sectional interpretations. Several original gamma logs were re-run at the time of drilling as checks and the results were very similar to the original logs. Core and chip samples from the original drilling are not available for check assays.

The original downhole gamma logs have been reviewed in detail. Rotary chip samples apparently were not collected, or were discarded, and the diamond core samples were not preserved after Placer terminated the project and therefore it has not been possible to confirm assay values in comparison to gamma log estimations. Drillholes from the 1977-1979 program were not cased or capped and it is not possible to re-enter any drillholes in order to re-survey drillholes.

The position of the mineralized horizons was checked on the original logs to confirm the agreement of the original Century Geophysical logs and the 5 feet composite database generated by Placer. Data which did not agree between the two data sets were corrected where possible or were omitted from the resource evaluation when the data could not be confirmed.

In June 2025, BBA conducted a site visit to the project as part of the MRE update. The site visit was also attended by New Eagle staff and on-site geologists, and included the following tasks:

- Review of select drill core, representative of the geology and mineralization on site.

- Site visit to the Aurora Deposit where drill collars were located where possible. Due to rehabilitation requirements on site, drill collar locations are marked by wooden markers with drillhole identification numbers written. Eleven drillholes were found during the site visit and recorded by GPS to verify against the provided database.

It is BBA's opinion that the geological data collection and quality assurance/quality control procedures used by previous operators are consistent with industry practices at the time and that the geological database is of suitable quality to support the mineral resource estimates.

Processing Method and Products

At this time, New Eagle has neither determined a processing method nor the products that it intends to manufacture. New Eagle has not yet performed any processing-related test work at the Aurora project.

Recommended Work Program

The recommended work programs to advance the project to the next stage are broken down into two phases, Phase 1 budget is approximately $3 million and Phase 2 budget is approximately $7 million. The budget for recommended work is summarized in the table below:

Task	Unit	Budget (USD)
Phase 1		
•Exploration Drilling	25 holes – 4,000 m	$ 1,400,000
•Metallurgical Testing	3 composites	$ 1,000,000
•Hydrogeology	1 study	$ 400,000
• Rock Mechanics	1 study	$ 200,000
Total – Phase 1		**$ 3,000,000**
Phase 2		
•Prefeasibility Study & S-K 1300 Technical Report Summary	1	$ 7,000,000
Task	**Unit**	**Budget (USD)**
• Mine Design		
• Process Flow Sheet		
• Surface Infrastructure		
• Tailings Design		
• Environment		
• Financials Analysis		
Total – Phase 2		**$ 7,000,000**

The Phase 1 budget is focused on the collection of geological data to support future engineering studies. Phase 2 is dependent on the results of the Phase 1 program.

The Cordex Zone

Cordex Zone Snapshot


South West
North East
Schematic Cross Section
AUD011
AUD010
AUD009
Topo Surface
Base of Lake Sediments
180-200m Thick
Uranium Deposit
Cordex Uranium Discovery
Mineralisation Not JORC Classified
Horst
Graben
Fault
LEGEND
200m
EAGLE

In addition to the Aurora deposit, New Eagle holds the rights to acquire an additional deposit in the Cordex Zone. The Cordex Zone is positioned immediately northeast of the Aurora deposit across a graben fault, and its location on the existing land package represents a high-impact growth opportunity for New Eagle. Preliminary geological estimates indicate the potential that, with additional exploration, the Cordex Zone could significantly expand New Eagle's already substantial domestic resource base. An additional 110 diamond drill and reverse circulation holes totaling 71,822 meters have been on the Cordex claims. New Eagle is actively digitizing this data set, including original chemical assay logs, to fast-track resource modeling and integration with the Aurora development plan. The mineralization identified on the Cordex claims requires additional drilling to support any future mineral resource estimation. By leveraging existing data and shared infrastructure, the Cordex Zone offers the potential for rapid, low-cost resource definition that could materially enhance mine life, production scale, and shareholder value. We believe the Cordex Zone offers a number of key attributes that make the deposit attractive for investment, including:

- *High Upside Potential Adjacent to Aurora.* The Cordex Zone lies immediately adjacent to Aurora, offering significant resource expansion upside. Historical drilling by previous operators (over 100 holes) has already outlined multiple uranium intercepts in the area, suggesting a compelling opportunity to build on Aurora's footprint. By leveraging shared infrastructure and permitting, we believe Cordex represents a highly accretive extension of the current project. Historic preserved drill hole logs and chemical assay logs are now being digitized to fast-track resource modeling.

- *History of Structured Exploration.* Between 1978 and 1980, previous operators completed over 100 reverse-circulation and diamond drill holes on claims adjacent to Aurora. While the Aurora project has incorporated more recent drilling, these older logs remain valuable for outlining structure and intercepts at Cordex, guiding efficient follow-up exploration.

- *Accessible Host Geology in the Same System.* Cordex lies within the same proven stratigraphic and volcanic system as the main Aurora deposit. This geological continuity enhances predictability and exploration targeting, drawing on well-understood models from Aurora.

- *Infrastructure Synergies Reduce Development Risk.* By virtue of its proximity, Cordex benefits from Aurora's existing infrastructure planning, access roads, permitting footprint, and processing options. This alignment allows for streamlined logistics, permitting efficiencies, and cost-sharing in mine development.

- *Flexible Targeting Strategy for Maiden Resource.* Cordex offers flexible targeting, from follow-up on historical intercepts to systematic step-out drilling to define initial resource. Its strategic location next to Aurora enables rapid characterization and potential integration into the overall development pathway, creating investor optionality with minimal incremental spend.

Aurora and Cordex Infrastructure

Aurora and Cordex together form a contiguous uranium development corridor in Malheur County, Oregon, an Agreement State under the U.S. Nuclear Regulatory Commission ("NRC") regulations, located entirely on federally administered BLM land. This location delivers both permitting clarity and strategic eligibility for federal project acceleration under the FAST-41 Dashboard, reinforced by the March 20, 2025 Executive Order prioritizing domestic mineral production.

In addition, the Aurora Uranium Project benefits from existing infrastructure, including government-maintained roads, reliable water access, and low-cost hydropower. The site is located only a short distance from a regional airport, enabling efficient movement of personnel and supplies. Situated on federally managed BLM land within an Agreement State, the project enjoys a well-defined permitting framework and a clear pathway for development. These advantages significantly reduce upfront capital requirements, have the potential to shorten construction timelines, and provide strong operational support. The combination of geological continuity, ready access to critical infrastructure, and regulatory clarity creates a solid foundation for advancing the Aurora Uranium Project toward production.

Pathway to Production

New Eagle is advancing its projects through a coordinated dual-track work program, one stream driving the uranium program toward production readiness, and the other ensuring the permitting program keeps pace to enable timely development.

The uranium program's initial phases focus on U_3O_8 metallurgical test work and exploration drilling to define mineral zones. Pre-feasibility preparation includes sample collection, metallurgical testing, and comprehensive technical evaluations to support the Pre-Feasibility Study ("PFS"). Upon completion of the PFS, the project advances to the Definitive Feasibility Study (DFS) stage. Commissioning activities include securing capital expenditures and potential U.S. Department of Energy ("DOE") grants, initiating procurement and fabrication, conducting pre-stripping, constructing the process plant, and ramping up to full production.

The permitting program begins with baseline cultural and environmental studies to satisfy applicable regulatory requirements. This is followed by the submission of BLM permits for ensuring federal land access, environmental reviews, and development rights. In parallel, the company plans to submit permit applications to the Oregon Department of Geology and Mineral Industries (DOGAMI) to obtain state mining approvals. Coordination with federal agencies, including the DOE, the NRC, and the U.S. Environmental Protection Agency (EPA), occurs concurrently to secure the necessary environmental, safety, and operational authorizations in alignment with project development.

This dual-stream approach ensures that technical readiness and permitting progress in lockstep, reducing timeline risk and positioning the project for a seamless transition from feasibility into construction and production.

Permitting

The following table summarizes the material federal, state, and county permits and approvals required for the development and operation of New Eagle's uranium mining and milling activities, as well as the estimated timelines for obtaining such approvals. These permits are subject to change based on project scope, agency workload, public comment processes, and other factors beyond New Eagle's control. New Eagle has not obtained any of the below permits or regulatory approvals as of the date of this Annual Report.

Jurisdiction	Primary Authority	Key Approval or Permit	Timeline
Federal	U.S. Nuclear Regulatory Commission	Uranium Milling License and related environmental review	Approximately 45 to 54 months
Federal	U.S. Bureau of Land Management	Mine Plan of Operations and associated environmental review	Approximately 21 to 27 months
Federal	U.S. Environmental Protection Agency	Air and tailings related construction and operating permits	Approximately 12 to 18 months
State	State environmental and mining agencies	Mining, air quality, water discharge, and water rights permits	Approximately 6 to 18 months
State	Wildlife and historic preservation agencies	Cultural resource surveys and wildlife mitigation approvals	Approximately 3 to 12 months
County	Local county authorities	Conditional use and building permits	Approximately 6 to 9 months

New Eagle's operations are subject to extensive federal, state, and local permitting and regulatory requirements. The most significant regulatory approvals include obtaining a uranium milling license from the U.S. Nuclear Regulatory Commission and approval of a Mine Plan of Operations from the U.S. Bureau of Land Management, each of which requires the preparation and approval of environmental reviews under the National Environmental Policy Act. These approvals represent the longest lead time items and are expected to require multiple years to complete.

State and local permits, including mining, air quality, water use, wildlife mitigation, and land use approvals, are generally expected to be obtained in parallel with federal reviews but remain subject to agency discretion and public participation. There can be no assurance that required permits will be obtained on acceptable timelines or at all.

The Aurora Option Agreement

On November 18, 2024, Eagle Energy entered into a property option agreement, which is referred to as the Aurora Option Agreement, with Aurora and its wholly owned subsidiary, Oregon Energy, which owns a 100% interest in the 365 mining claims that constitute the Aurora Uranium Project. Pursuant to the agreement, Aurora granted Eagle Energy the sole and exclusive option to acquire sole ownership of Oregon Energy. To extend the date by which the option may be exercised to November 18, 2025, Eagle Energy paid Aurora $300,000 and placed $250,000 into escrow to cover mining expenditures. Prior to November 18, 2025, Eagle Energy extended the date by which the option may be exercised to May 18, 2026, by paying Aurora $400,000 and placing an additional $250,000 into escrow to cover mining expenditures. In addition, on November 26, 2025, Eagle Energy amended the Aurora Option Agreement to extend the date by which the option may be exercised to July 2, 2026, and to modify the conditions upon which the additional resource payments set forth in the next paragraph may be earned.

Upon completion of the Business Combination, New Eagle issued Aurora 1,710,991 shares of Common Stock (the "Aurora Option Payment Shares") (inclusive of the "Optional Payment Shares" defined below). The Aurora Option Agreement, as amended on November 26, 2025, also provided that Eagle Energy would provide a resource payment of $4,000,000 in shares of New Eagle Common Stock in addition to the Aurora Option Payment Shares if New Eagle identifies a measured SK1300 mineral resource of not less than 40 million pounds of U3O8 in the next newly prepared SK1300 mineral resource update issued by New Eagle, as well as $200,000 for every additional 1 million pounds of measured SK1300 mineral resource over 40 million pounds of U3O8 (prorated for amounts less than 1 million pounds and capped at $1,000,000).

New Eagle has also granted Aurora a 1% NSR in the project's future revenue, half or all of which may be repurchased by New Eagle for consideration of $1,000,000 or $2,000,000, respectively, prior to commencement of the project's commercial operations.

New Eagle agreed to issue Aurora additional shares of Common Stock (the "Aurora Option Payment Shares") based on any increase in the spot price of uranium between November 18, 2024 (the effective date of the Aurora Option Agreement), and the completion of the Business Combination, with the value of these Aurora Option Payment Shares being equal to the product of (I) 50% of the percentage increase in the spot price and (II) the number of Aurora Option Payment Shares associated with the initial $16,000,000 valuation. If the spot price did not increase, there would be no adjustment to the number of Aurora Option Payment Shares. New Eagle issued 110,991 shares of Common Stock to Aurora as Aurora Option Payment Shares. Further, upon completion of a positive pre-feasibility study on the project following completion of the Business Combination, New Eagle will issue Aurora additional Aurora Option Payment Shares with a value of $5,000,000, determined by the 30-day volume-weighted average trading price of our shares (or those of New Eagle's successor) during the 30 days prior to the announcement of the pre-feasibility study.

You should note that there are a number of risks associated with the Aurora Option Agreement. For additional information, see the sections entitled "*Management's Discussion and Analysis of Financial Conditions and Results of Operations of New Eagle — Company Overview — Mineral Rights — Aurora Uranium Project*," and "*Risk Factors — Risks Related to Our Business and Industry — The Aurora Uranium Project is in the exploration stage. There is no assurance that we can establish the existence of any mineral reserve from the Aurora Uranium Project in commercially exploitable quantities. Until then, we cannot earn any revenues from the Aurora Uranium Project, and its business could fail*" in the Registration Statement. The full text of the Aurora Option Agreement and the amendments thereto are filed as exhibits to the Registration Statement.

New Eagle's Small Modular Nuclear Reactor Technology

New Eagle is actively engaged in the advancement of SMR technology as a core component of its strategic growth plan. Through an exclusive license agreement with UNM Rainforest Innovations ("UNMRI"), the technology-transfer and economic-development organization for the University of New Mexico, New Eagle has secured worldwide rights to a portfolio of proprietary patent applications and technologies covering the design, manufacture, and commercialization of advanced SMR and related systems.

New Eagle's SMR development business is focused on leveraging these intellectual property assets to create innovative, portable, and stationary nuclear power "micro" reactors with generation capacities of less than 10MWth, referred to as the Very-Small, Long-Life and Modular Reactor or VSLLIM. In addition, New Eagle intends to utilize the technology underlying VSLLIM to build onto existing publicly available technology to develop SMRs with similar core architecture and fuel composition with output capacities between 10 and 100MWth, referred to as the Scalable Liquid Metal-cooled Modular Reactor or SLIMM.

New Eagle is committed to the research, engineering, and commercialization of next-generation SMR technologies, including advanced heat exchangers and autonomous control systems, to address the growing demand for resilient, decentralized, and clean energy sources across commercial, residential, military, artificial intelligence, data center, and governmental markets. The SMR business represents a significant strategic initiative for New Eagle, complementing its uranium supply operations and helping to position New Eagle at the forefront of the nuclear energy value chain. By integrating proprietary reactor technology with its anticipated uranium production, New Eagle aims to deliver a vertically integrated solution that supports the global transition to sustainable energy and enhances its long-term growth prospects.

New Eagle's Technology

New Eagle's portfolio of SMR technology is based on sodium-cooled, fast-spectrum technology. The design utilizes a fast neutron spectrum core fueled by enriched uranium nitride (UN) fuel and is cooled by natural circulation of liquid sodium metal. All heat removal is achieved passively: during operation and after shutdown, coolant flow is driven by gravity and buoyancy (no pumps), enabled by an in-vessel chimney and a helically coiled sodium heat exchanger in the primary vessel. This simple, sealed primary system allows the reactor to operate at or near atmospheric pressure, taking advantage of sodium's very low vapor pressure.

The reactor's fast spectrum and high fuel density support exceptional fuel longevity. For example, in a VSLLIM reactor design, a single core can run for approximately 5.9 full-power years at 10MWth output, or up to ~92 full-power years at 1 MWth before refueling is required. Independent control and safety systems are incorporated (e.g. control rods and shut-off rods) for redundant reactivity control, but the design's inherent negative reactivity feedback and passive cooling confer a "walk-away safe" profile where no active intervention is needed to keep the reactor stable.

New Eagle's SMR technology introduces a number of key design innovations that we believe will allow New Eagle to be amongst the most reliable provider of nuclear power.

The VSLLIM Reactor

VSLLIM is an ultra-compact "micro" reactor with a thermal output of roughly 1 – 10 MWth of electricity. Its key design features include:

- *Modularity, Portability, and Long Life.* The VSLLIM reactor leverages a single core design with scalable output, by increasing the size of the in-vessel sodium-to-sodium (Na-Na) heat exchanger in the downcomer, nominal power can range from 1MWth to 10MWth without altering the core geometry. This modular approach means the entire power unit can be mounted on an 18-wheeler truck for rapid deployment. Designed for longevity, VSLLIM can operate for 5.9 full-power years at 10MWth (3.3MWe) output, or up to ~92 full-power years at 1MWth (0.3Mwe), before refueling is required.

- *Low-Risk and Attractive Investment.* VSLLIM's low unit cost, short 12 – 18 month construction and deployment window, and high-quality assurance make it a compelling investment. Units are portable but can also be installed permanently below ground and mounted on seismic isolation bearings for earthquake protection. Beyond power, VSLLIM produces high-temperature process heat suitable for industrial applications and district heating. Built with commercially available materials, operating below atmospheric pressure, and equipped with redundant passive safety systems, the design minimizes both technical and regulatory risks.

- *Non-Proliferation and End-of-Life Handling.* The VSLLIM concept eliminates on-site storage of either fresh or used fuel. Each reactor unit is factory-fabricated, assembled, and sealed, arriving on-site ready for operation. At the end of its service life, the sealed unit can be safely returned to the factory or a reprocessing facility within 6 – 12 months of shutdown and replaced with a new module. This closed handling loop enhances security, reduces local environmental impact, and aligns with international non-proliferation best practices.

- *Walk-Away Safe.* VSLLIM employs true passive safety, with natural circulation of in-vessel liquid sodium, aided by a chimney and Na-Na heat exchanger, providing redundant decay heat removal. Liquid metal heat pipes with passive thermoelectric modules, plus an independent air-cooling system, ensure stability without a pressure vessel and with a large thermal margin to boiling. Negative temperature reactivity feedback allows automatic shutdown and load-following, while LMHP-TE modules power safety systems even during total loss of external power.

The VSLLIM microreactor is being developed to serve off-grid and mobile power needs where traditional energy infrastructure is impractical. Its <10MWth scale and rapid deployment capability make it suitable for remote communities and mining sites, disaster relief operations, and military forward bases, providing reliable power in austere environments without the logistics of fuel resupply. Multiple VSLLIM units can also be installed incrementally to match growing power demand — for example, a cluster of units could collectively supply up to ~100 MWe by adding modules as needed. In civilian applications, VSLLIM reactors could support industrial process heat and district heating in regions lacking grid capacity, or serve as dedicated generators for critical facilities like hospitals and data centers. Longer-term, the ultra-compact design (small enough to fit within a rocket payload envelope) opens potential niche applications in space exploration, such as surface power for lunar or Martian outposts.

The SLLIM Reactor

The SLIMM reactor is a scalable small modular reactor concept based on the same sodium-cooled, fast-spectrum technology as VSLLIM, but designed for higher power output and larger energy applications:

- *Scalable High-Power Output.* The SLIMM reactor builds on the proven sodium-cooled, fast-spectrum technology of the VSLLIM design, scaling it for significantly higher thermal and electrical output. Using the same UN fuel composition and core architecture, SLIMM can be configured from 10MWth (3Mwe) up to 100MWth (33MWe) of power in a single unit. At the top 100MWth rating, the reactor can operate for approximately 5.8 full-power years without refueling, while at 10MWth output it can run continuously for more than six decades. This scalability allows SLIMM to address a wider range of applications, from powering data centers to be used to address demand from quantum computing, automation, and cryptocurrencies. SLIMM can also be used for industrial process heat to utility-scale community power generation.

- *Engineered for Safety and Reliability.* SLIMM retains all of VSLLIM's inherent safety features, operating entirely on passive natural circulation of liquid sodium with no reliance on pumps for coolant flow. Decay heat removal is ensured by a combination of in-vessel heat exchangers, heat-pipe systems with thermoelectric power conversion, and independent ambient air cooling along the guard vessel wall. The reactor maintains large temperature margins to sodium boiling and incorporates strong negative temperature reactivity feedback, enabling load-following capability and passive shutdown in off-normal conditions.

- *Optimized for Higher Capacity.* While the technology platform is the same, SLIMM's scale is designed for higher power. The reactor vessel and internals are dimensioned to accommodate a taller chimney, ranging from 2 to 8 meters, and a larger heat exchanger surface area, which increases natural convective flow rates to handle higher thermal outputs efficiently. These design modifications allow SLIMM to deliver industrial-scale power without compromising the passive safety and operational simplicity that define the technology.

- *Modular and Transportable Deployment.* Like its smaller counterpart, SLIMM is fully modular and transportable. Each reactor unit is factory-fabricated, sealed, and shipped by heavy truck, rail, or barge. At the deployment site, the module is installed in a below-ground silo, protected by shielding and seismic isolation bearings. This approach minimizes on-site assembly, accelerates deployment schedules, and enhances both physical security and quality assurance by concentrating manufacturing in controlled facilities.

- *SMR Construction and Operational Advantages.* SLIMM delivers the hallmark benefits of SMR deployment: reduced construction timelines, predictable manufacturing quality, and enhanced operational security. Its ability to produce both electricity and high-temperature process heat, combined with its long refueling interval and passive safety design, makes SLIMM a compelling solution for utilities, industrial operators, and government customers seeking reliable, carbon-free energy at a range of scales.

With its larger power range, SLIMM is aimed at providing power needs for artificial intelligence, data centers, cryptocurrency, industrial and larger communities grid-support markets that require tens of megawatts of reliable generation. A single SLIMM unit could power a small city or a large industrial facility, or several could be combined for a distributed grid configuration for data centers. SLIMM could also serve utility clients looking to replace diesel generators or retire aging fossil fuel plants with a nuclear option that is simpler and faster to build than conventional reactors. Like the microreactor, SLIMM units can be added incrementally — for instance, an initial 33MWe unit at a remote mining co-located data center operation could later be augmented with additional modules up to 100MWe+ as demand grows, all while leveraging the same standardized design.

The SMR License Agreement

On June 20, 2025, Eagle Energy entered into an Exclusive Patent License Agreement ("SMR License Agreement"), with UNMRI. Under the agreement, we obtained exclusive, worldwide rights to use, develop, manufacture, and commercialize certain patent applications and technology related to small modular nuclear reactors and associated heat exchanger and control technologies that we refer to as the Licensed Patents and Licensed

Technology. Specifically, the SMR License Agreement includes one U.S. utility patent application for the VSLLIM reactor and three provisional applications for processes underlying VSLLIM and SLIMM. The Agreement covers all fields of use, with certain restrictions for specific technologies, and includes the right to grant commercial sublicenses, subject to UNMRI's review and approval. For additional information, see the sections entitled "*Description of New Eagle's Business — New Eagle's Small Modular Nuclear Reactor Technology,*" "*Description of New Eagle's Business — Intellectual Property,*" "*Risk Factors — Risks Related to Our Business and Industry — Our licensed SMR technology is at an early stage, may never achieve commercial viability, and loss of the license would terminate the company's ability to pursue this business,*" "*Risk Factors — Risks Related to Our Business and Industry — We depend entirely on a single license for its SMR technology platform,*" and "*Risk Factors — Risks Related to Our Intellectual Property — If we fail to develop, gain approval for, protect or enforce its intellectual property or proprietary rights, its business and operating results could be harmed*" in the Registration Statement.

Competitive Strengths

Clear advantage in Carbon-Free Baseload Power. Nuclear power delivers unparalleled carbon-free baseload electricity, outperforming other renewables in reliability and consistency. With capacity factors above 90%, it operates continuously, unaffected by weather or seasonal variability. This ensures stable grid performance and energy security, even when wind and solar output fluctuate. Its high energy density reduces land use, while long fuel cycles limit supply interruptions. Unlike intermittent renewables, nuclear requires minimal backup generation, lowering system costs and complexity. As nations pursue deep decarbonization, nuclear's ability to provide scalable, always-available clean power makes it the strongest foundation for a sustainable energy mix, complementing and stabilizing variable renewable generation sources.

Strong bipartisan support. Nuclear power enjoys growing bipartisan political support in the United States, driven by its role in delivering reliable, carbon-free baseload electricity essential to meeting climate and energy security goals. Recent federal initiatives, including tax incentives, production credits, and funding for advanced reactor development, underscore long-term government commitment. Both major political parties increasingly recognize nuclear's strategic value in strengthening domestic energy independence, reducing emissions, and maintaining global technological leadership. This favorable policy environment, reinforced by public-private partnerships and streamlined regulatory pathways, positions nuclear to benefit from sustained legislative and financial backing, enhancing its competitive position in the evolving U.S. energy landscape.

Potential Low-Cost Domestic Producer of Uranium. The Aurora deposit is positioned to be a low cost domestic producer, supported by a combination of shallow deposit depth, favorable geology, and operational scale. The shallow depth reduces development and extraction costs, while favorable mineral characteristics enable efficient mining with minimal waste. Proximity to established infrastructure, including roads, power, and viable access to water, lowers capital requirements and accelerates timelines. Additionally, Aurora's significant resource size allows for economies of scale, reducing per-unit costs and enhancing margins. This simplicity of the Aurora deposit positions the Company to remain competitive through commodity price cycles and to supply reliable, domestically sourced uranium to U.S. markets.

Integrated Solution. New Eagle's integrated strategy combines low-cost domestic uranium production with advanced SMR technology, creating a vertically aligned clean energy platform. Secure, in-house uranium supply enhances fuel cost stability and energy security, while SMR deployment delivers reliable, carbon-free baseload power. This unique combination positions New Eagle to capture value across the nuclear supply chain, mitigate market and supply risks, and leverage long-term demand growth for both uranium and next-generation nuclear power solutions.

Innovative SMR Technology. New Eagle's VSLLIM (1 – 10MWth) and SLIMM (10 – 100MWth) reactors will provide reliable, carbon-free power solutions for rapidly growing energy markets. Both designs use sodium-cooled, fast-spectrum cores with UN fuel, factory-built for rapid deployment by truck, rail, or barge, and capable of operating years without refueling (up to 92 years at low output). The reactors are walk-away safe by design, they run entirely on passive natural circulation cooling with redundant decay heat removal and auxiliary power generation. This modular, long-life platform is ideal for powering data centers, quantum computing, cryptocurrency mining, advanced automation, and industrial hubs, where uptime, scalability, and low-cost, high-density energy are essential.

Experienced Management Team. New Eagle is led by a seasoned management team of mining executives with extensive experience in developing and operating large-scale resource projects. This leadership team's combined knowledge in uranium production and SMR deployment positions New Eagle to efficiently execute its integrated strategy, mitigate operational risks, and capitalize on growing demand for clean, reliable nuclear energy solutions.

Competition

Both the uranium mining and SMR markets are highly competitive and rapidly evolving. In uranium mining, New Eagle faces competition from established participants with greater financial resources, technical capabilities, and operational scale. These competitors often benefit from diversified operations, longer operating histories, robust intellectual property portfolios, and lower-cost production. New Eagle's primary domestic mining competitors include Energy Fuels Inc., Cameco Corp., Uranium Energy Corp., UR Energy Inc., and EnCore Energy Corp. Many of these entities are able to negotiate more favorable acquisition terms, execute strategic decisions rapidly, and allocate capital more effectively. Industry consolidation and strategic partnerships may further enhance their market positions.

In the SMR sector, New Eagle competes with multinational corporations such as Westinghouse Electric Company, General Electric, Rolls-Royce, and a range of innovative startups and technology developers such as Nano Nuclear Energy Inc., NuScale Power Corp., and Oklo Inc. These competitors possess deep technical expertise, established supply chains, and significant investment in research and development. The competitive environment is further shaped by government-sponsored demonstration projects, strategic alliances, and early commercial deployments.

For additional information, see the section entitled "*Risk Factors — Risks Related to Our Business and Industry — Intense competition in the mining and SMR markets could limit our ability to capture and retain market share*" in the Registration Statement.

Sourcing and Suppliers

New Eagle is actively building a dual supply chain to support both its uranium mining operations and its small modular nuclear reactor development business. For the mining segment, New Eagle is in the process of evaluating and engaging drilling companies, geological consultants, permitting experts, metallurgical test work firms, and engineering firms to provide services as the company continues to explore and develop the Aurora Uranium Project. For its SMR business, New Eagle intends to identify and assess suppliers of advanced nuclear-grade components, reactor pressure vessel manufacturers, specialized materials vendors, and engineering design firms with expertise in nuclear systems. In addition, New Eagle intends to seek partnerships with research institutions, technology licensors, and regulatory consultants to support the design, prototyping, and eventual commercialization of its SMR technology. As both business lines progress, New Eagle anticipates the need to qualify and manage a network of vendors capable of meeting the stringent quality, safety, and regulatory requirements unique to the nuclear energy sector.

Customers

New Eagle does not have any customers at this time and does not expect to generate sales or revenue in the foreseeable future from either its mining or SMR business lines. For its uranium mining operations, New Eagle's future customers are expected to include energy generation companies, utilities, and nuclear fuel fabricators seeking secure, domestic uranium supply. As its SMR business advances, New Eagle intends to engage with a broader range of potential customers, including commercial and industrial enterprises, data centers, remote communities, government agencies, and military installations interested in resilient, decentralized, and clean energy solutions. New Eagle plans to initiate dialogues with both traditional energy sector participants and emerging end users of nuclear energy, such as operators of artificial intelligence data centers and critical infrastructure, as its development progresses.

Growth Strategy

New Eagle intends to grow its business by leveraging its competitive advantages in cost, size, and scale. New Eagle has a number of avenues to achieve its growth objectives:

Acquisition of Additional Domestic Uranium Deposits. New Eagle's growth strategy includes the targeted acquisition of additional domestic uranium deposits to expand its resource base and strengthen supply security. Leveraging its operational expertise, industry relationships, and low-cost production platform, New Eagle will seek to identify and acquire high-quality deposits with favorable geology and development potential. This disciplined acquisition approach is designed to increase production capacity, enhance economies of scale, and position the Company to meet rising U.S. demand.

Additional Deposits on the Existing Aurora and Cordex Land Package. New Eagle expects to expand its Aurora and Cordex resource base through the exploration and discovery of additional uranium deposits within the existing land package. With favorable geology, underexplored target areas, and proven exploration expertise, New Eagle is well-positioned to identify new high-grade resources near existing operations. New Eagle believes this approach has the ability to further reduce costs as it leverages its existing infrastructure and permits.

Explore for New Elements and Metals at the Existing Aurora and Cordex Zone. New Eagle believes there is the ability to develop and recover additional valuable minerals, such as lithium known to be contained in the project's lakebeds, from its existing land package. Leveraging advanced metallurgical testing and processing technologies, New Eagle aims to unlock by-product revenue streams that can enhance project economics and reduce overall production costs. This multi-commodity approach maximizes the value of the resource, diversifies revenue, and positions New Eagle to benefit from growing demand for both clean energy fuels and critical battery materials.

New Technology Advancements. Using New Eagle's innovative SMR platform and robust intellectual property, New Eagle believes it is well positioned to make technological advancements over time. Building on the proven sodium-cooled, fast-spectrum foundation of VSLLIM and SLIMM, future developments may include new patents on advanced heat exchangers, modular fuel designs, enhanced passive safety systems, and higher-efficiency energy conversion cycles. These advancements will seek to strengthen performance, extend operational life, and expand applications, ensuring New Eagle remains at the forefront of liquid metal-cooled SMR innovation.

Sales and Marketing Efforts

Given the early stages of its mining and SMR businesses, New Eagle's sales and marketing efforts are focused on building industry relationships and raising awareness of its capabilities. The company's management team regularly attends conferences and industry events relevant to both uranium mining and advanced nuclear technologies, and holds meetings with industry professionals, investment banks, technology partners, research institutions, and the owners of other assets and related technologies. For the SMR business, New Eagle intends to engage with potential strategic partners, government stakeholders, and early adopter customers in sectors such as defense, data infrastructure, and remote power generation. These efforts are designed to position New Eagle as a credible supplier of both uranium and next-generation nuclear power solutions, and to lay the groundwork for future commercial agreements as its projects mature.

Intellectual Property

New Eagle's intellectual property portfolio is a critical asset underpinning both its uranium mining and SMR businesses. In connection with the Business Combination, New Eagle acquired Oregon Energy (including the Aurora Uranium Project) from Aurora pursuant to the Aurora Option Agreement. As a result, New Eagle now owns the intellectual property associated with the Aurora Uranium Project, including acquired geological data, technical reports, and proprietary exploration methodologies.

With respect to its advanced nuclear technologies, New Eagle has secured, through an exclusive license agreement with UNMRI, the worldwide rights to a portfolio of patent applications and technologies covering the design, manufacture, and commercialization of SMRs and associated systems. This portfolio includes patent applications related to reactor core design, advanced heat exchangers, autonomous control systems, and other critical components necessary for the development and deployment of next-generation SMRs. Specifically, the SMR License Agreement includes one US utility patent application for the VSLLIM reactor and three provisional applications for processes underlying VSLLIM and SLIMM. The SLIMM technology itself is not the subject of any existing patent protection. The SMR License Agreement obligates New Eagle to maintain the financial and technical capability to diligently develop, manufacture, and commercialize the licensed technology, and to comply with ongoing reporting, royalty, and patent maintenance requirements. For additional information, see the sections entitled "*Risk Factors — Risks Related to Our Business and Industry — Our licensed SMR technology is at an early stage, may never achieve commercial viability, and loss of the license would terminate the company's ability to pursue this business*," "*Risk Factors — Risks Related to Our Business and Industry — We depend entirely on a single license for its SMR technology platform*," and "*Risk Factors — Risks Related to Our Intellectual Property — If we fail to develop, gain approval for, protect or enforce our intellectual property or proprietary rights, our business and operating results could be harmed*" in the Registration Statement.

New Eagle is committed to protecting its intellectual property and all corresponding rights globally, including any future trademarks, service marks, trade dress, logos, trade names, domain names, goodwill, patents, copyrights, works of authorship (whether or not copyrightable), software, trade secrets, know-how, and proprietary and other confidential information, together with all applications, registrations, renewals, extensions, improvements, and counterparts. As its business grows, New Eagle expects to implement a comprehensive intellectual property protection program, which may include:

- Filing applications for patents, trademarks, and copyrights in the United States and international jurisdictions to protect its proprietary technologies, brands, and innovations;

- Establishing and enforcing contractual restrictions, such as confidentiality, non-disclosure, and invention assignment agreements with employees, consultants, and strategic partners;

- Relying on applicable laws and regulations, as well as administrative procedures, to secure, police, and enforce its intellectual property rights;

- Developing internal policies and procedures to safeguard trade secrets, proprietary data, and sensitive technical information;

- Monitoring and, where necessary, taking action against potential infringement or misappropriation of our intellectual property by third parties.

In addition, the SMR License Agreement with UNMRI includes customary confidentiality, indemnification, and insurance provisions, and provides for certain rights retained by the University of New Mexico and the United States government, including research, educational, and "march-in" rights for federally funded inventions. New Eagle is required to comply with all diligence, reporting, and royalty obligations under the license to maintain its exclusive rights. As New Eagle continues to advance both its mining and SMR business lines, the protection, management, and strategic use of its intellectual property will be essential to its ability to innovate, compete, and create long-term value for its stakeholders. New Eagle expects to increase its focus and investment in intellectual property protection as its business and technology portfolio expand.

Government Regulations

New Eagle's business operations are subject to an extensive and evolving array of government regulations at the federal, state, and international levels. These regulations govern virtually every aspect of the company's activities, including the development, licensing, construction, operation, and commercialization of both its uranium mining projects and its SMR technology. The regulatory environment applicable to New Eagle is complex and highly specialized, reflecting the unique safety, environmental, and security considerations inherent in the nuclear energy and mining industries. Compliance with these regulatory requirements is fundamental to New Eagle's ability to advance its projects, maintain its licenses and permits, and achieve its strategic objectives.

Uranium Mining Regulations

The Aurora Uranium Project is subject to extensive laws and regulations overseen and enforced by multiple federal, state, and local authorities. These laws govern exploration, construction, extraction, recovery, processing, exports, taxes, labor standards, occupational health and safety, waste disposal, environmental protection and remediation, the safeguarding of endangered and protected species, the handling of toxic and hazardous substances, and other matters. Activities involving uranium minerals, such as exploration, extraction, recovery, and processing, carry specific risks and potential liabilities related to perceived environmental impacts and waste disposal. Compliance with these laws and regulations may impose substantial costs on New Eagle and expose the company to significant potential liabilities. Any changes to the regulatory framework, or shifts in regulatory attitudes or interpretations, could require New Eagle to expend significant resources to address new rules or standards, which could have a material adverse effect on its business operations. Nonetheless, maintaining compliance with government regulations, including environmental requirements, is intrinsic to New Eagle's daily operations at the Aurora Uranium Project and factors into all major capital expenditures, project assessments, and cost and earnings projections. New Eagle does not believe that these regulatory requirements place it at a competitive disadvantage relative to other uranium mining companies operating in the United States, as its competitors face similarly rigorous federal, state, and local regulations.

New Eagle's operations at the Aurora Uranium Project in Malheur County, Oregon, are also subject to federal, state, and local environmental regulations governing exploration, development, and potential future extraction activities. These laws and permitting requirements address emissions, water quality, waste management, site reclamation, and worker safety, among other factors. Compliance with these regulations may increase operational costs, delay timelines, or impose restrictions on New Eagle's activities. At the federal level, uranium recovery is regulated by the Nuclear Regulatory Commission, or NRC, under the Atomic Energy Act. However, Oregon is an NRC Agreement State, delegating primary regulatory authority to the Oregon Health Authority, or OHA, for licensing and oversight of radioactive materials, including uranium. This requires adherence to OHA-administered standards, which incorporate NRC rules, such as licensing for uranium recovery facilities, groundwater protection through permits like the Groundwater Discharge Permit, or GWDP, and air quality controls managed by the Oregon Department of Environmental Quality referred to as the DEQ.

As the project advances, New Eagle will engage with multiple agencies, including the BLM, for public land use compliance, the EPA for emissions standards, and the Mine Safety and Health Administration, or MSHA, for worker safety protocols. Oregon also mandates rigorous site reclamation plans under the Mineral Land Regulation and Reclamation, or MLRR, Program, enforced by the DOGAMI. This program requires financial assurances to ensure post-operational environmental restoration. To date, exploration activities on the property have complied with all applicable regulations without material deviations from industry cost norms. However, future phases, such as extraction or processing, would require additional permits (e.g., DEQ's 700-PM Water Quality General Permit for mining discharges), heightened oversight, and potentially more stringent safeguards, introducing risks of delays or cost escalations. New Eagle intends to collaborate proactively with regulators, including OHA, DEQ, and DOGAMI, to align the project with evolving standards. While New Eagle does not believe that any material compliance issues have arisen thus far, the dynamic regulatory landscape in Oregon and at the federal level necessitates ongoing diligence to mitigate risks. Changes in policy (e.g., updates to Oregon's radioactive materials licensing fees), permit approval timelines, or legal challenges could impact New Eagle's plans. The project's location in a jurisdiction without uranium mining moratoriums positions it favorably, but proactive engagement with stakeholders and regulators remains critical to advancing New Eagle's mission of becoming a reliable domestic uranium supplier.

Nuclear Energy Technologies Regulation

The regulatory environment governing nuclear technologies is complex, highly specialized, and subject to significant oversight by multiple governmental authorities. Compliance with these regulations is critical to New Eagle's operations and may materially impact the company's ability to advance, commercialize, and derive economic benefit from its SMR technology. At the federal level, the principal regulatory authority overseeing the design, licensing, construction, and operation of nuclear reactors in the United States is the U.S. Nuclear Regulatory Commission, or the NRC. The NRC's jurisdiction extends to all civilian nuclear facilities, including SMRs, and encompasses a broad range of requirements related to nuclear safety, security, environmental protection, and emergency preparedness. To progress from conceptual design to commercial deployment, New Eagle must obtain a series of NRC approvals, including but not limited to:

- *Design Certification*: Before a new reactor design can be constructed, it must undergo a rigorous design certification process. This process requires the submission of comprehensive technical documentation demonstrating that the reactor meets all applicable safety and performance standards. The NRC may require additional data, impose new review criteria, or convene contested hearings at any stage of the process.

- *Combined License*:   For the construction and operation of a specific SMR facility, a combined license, or COL, must be obtained. The COL process involves detailed site-specific safety, security, and environmental reviews, as well as public participation and potential adjudicatory proceedings.

- *Ongoing Compliance*:   Once licensed, SMR facilities are subject to continuous NRC oversight, including inspections, reporting obligations, and compliance with evolving regulatory requirements. The NRC retains the authority to modify, suspend, or revoke licenses in response to safety concerns or non-compliance.

In addition to NRC requirements, New Eagle's SMR technology may be subject to oversight by other federal agencies, including the Department of Energy for matters involving nuclear research, development, and demonstration projects, and the Department of Transportation for the transport of nuclear materials. The U.S. Environmental Protection Agency may also impose requirements related to radiological emissions, waste management, and environmental impact assessments.

In addition to federal regulations, the states in which New Eagle's SMRs or demonstration plants may operate in the future could exercise regulatory authority over certain aspects of nuclear facility siting, construction, and operation, particularly with respect to land use, environmental permitting, and public health and safety. While the NRC maintains exclusive jurisdiction over radiological safety, state agencies may impose additional requirements related to non-radiological environmental impacts, water use, air quality, and emergency response planning. The interplay between federal preemption and state authority can introduce additional complexity and potential for regulatory delay.

Furthermore, if New Eagle pursues commercialization of its SMR technology outside the United States, the company will be subject to the nuclear regulatory regimes of each host country. International deployment of nuclear technologies typically requires compliance with the International Atomic Energy Agency safety standards, as well as country-specific licensing, export control, and non-proliferation requirements. Many jurisdictions require local regulatory approvals analogous to the NRC's design certification and operating license processes, which may involve additional technical, security, and environmental reviews. Furthermore, international treaties and agreements, such as the Treaty on the Non-Proliferation of Nuclear Weapons, may impose restrictions on the transfer of nuclear technology and materials.

New Eagle's ability to successfully develop, commercialize, and deploy its SMR technology is highly dependent on its ongoing compliance with a complex and evolving regulatory framework at the federal, state, and international levels, as well as its adherence to the terms of its intellectual property license. Regulatory delays, changes in law or policy, or loss of license rights could materially and adversely affect New Eagle's business, financial condition, and results of operations. The company intends to allocate significant resources to regulatory compliance and to engage proactively with relevant authorities to mitigate these risks and support the advancement of its SMR technology.

Non-Mining Properties

New Eagle primarily operates out of a shared office space in Vancouver, British Columbia, where most of its management is currently based. The company also maintains a Reno, Nevada office to provide a workspace for management during visits to asset sites. However, office space is not critical to New Eagle's operations since the company's management team can work from anywhere.

Human Capital

As of the date of this Annual Report, New Eagle's personnel consists of its Chief Executive Officer, Chief Financial Officer, Vice President of Development and seven non-executive officers, all of whom are engaged as independent contractors. As New Eagle executes on its growth strategy, in particular with respect to developing its SMR program, the company will seek to attract, retain and develop top quality talent with relevant nuclear industry education and expertise as new employees.

Indebtedness

New Eagle does not have any indebtedness.

Legal Proceedings

New Eagle may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm its business. New Eagle is currently not aware of any such legal proceedings or claims that it believes will have a material adverse effect on its business, financial condition, or operating results.

Seasonality

Seasonal fluctuations, such as extreme weather conditions, can disrupt New Eagle's mining development operations, leading to operational delays, increased costs, and reduced productivity. These disruptions may hinder New Eagle's ability to meet development targets and achieve the company's strategic growth objectives. Additionally, once mining operations have begun, seasonal variations in demand within the nuclear energy sector could affect New Eagle's sales and profitability. Seasonality does not materially affect New Eagle's SMR technology business.

SECTION 2. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our Common Stock and our Public Warrants are listed on the Nasdaq Capital Market under the symbols "NUCL" and "NUCLW," respectively. As of July 20, 2026, there were 318 holders of record of our Common Stock and 1 holder of record of our Public Warrants.

Dividend Policy

We have not paid any cash dividends on our Common Stock to date. The payment of cash dividends by us in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any dividends will be within the discretion of our Board.

SECTION 3. SUPPLEMENTARY FINANCIAL INFORMATION

As a smaller reporting company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), we are not required to provide the information called for by this Section 3.

SECTION 4. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OFOPERATIONS

The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of the Company's consolidated results of operations and financial condition. The discussion should be read together with the Company's audited financial statements for the years ended November 30, 2025 and 2024, and the related notes. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. The Company's actual results may differ materially from those anticipated in these forward-looking statements.

Unless the context otherwise requires, references in this "Management's Discussion and Analysis of Financial Condition and Results of Operations of New Eagle" to "we," "our," "New Eagle," or "the Company" refer to the business and operations of Eagle Energy prior to the Business Combination and to Eagle Nuclear Energy Corp. following the consummation of the Business Combination on February 24, 2026. References to "Eagle Energy" refer to Eagle Energy Metals Corp. before the Business Combination. All figures are in U.S. dollars unless otherwise noted.

Company Overview

Eagle Energy Metals Corp. was founded and incorporated under the laws of the state of Delaware on December 14, 2023. The Company is a mining and exploration company focused on mineral exploration and development in North America.

The Company's corporate office and mailing address are located at 5470 Kietzke Lane, Suite 3000, Reno, NV 89511 and the Company's phone number is 775-335-2029. The Company's registered and records office is located at Capitol Services Inc. 108 Lakeland Avenue, Kent County, Dover, DE 19901. The Company's website address is https://eagleenergymetals.com/.

On October 17, 2024, the Eagle Energy completed a conversion into a Nevada corporation (the "Conversion"), under the name Eagle Energy Metals Corp. pursuant to a plan of conversion. Each common share outstanding, par value of $0.0001 per share, of the Company as a Delaware entity was converted into 4.081617 common shares, par value of $0.0001 of the Company as a Nevada entity and all share amounts included in the accompanying financial statements reflect the conversion amount.

New Eagle was incorporated as a Nevada corporation on September 19, 2025 as a wholly owned, direct subsidiary of SVII.

On July 30, 2025, the Eagle Energy entered into an agreement and plan of merger ("BCA") with Spring Valley Acquisition Corp. II ("SVII"), a publicly traded special purpose acquisition company listed on NASDAQ under the symbol "SVII". The BCA outlines terms of a transaction in which SVII would acquire all of the outstanding equity of the Company in exchange for shares of SVII, in order to effect a "de-SPAC" transaction, with the intention of obtaining a listing for the Company on NASDAQ. The BCA was subsequently amended on September 29, 2025 ("Amended BCA"), to amend the legal structure of the "de-SPAC", such that each of SVII and Eagle Energy would become a subsidiary of New Eagle, with the intention of obtaining a listing of New Eagle on the NASDAQ.

Mineral Properties

Fish Lake Valley Property

On January 12, 2024, the Company entered into a property option agreement with Acme Lithium US Inc. ("Acme"), whereby Acme agreed to grant the Company the sole, exclusive option to acquire their 100% interest in 207 lode claims at the Fish Lake Valley property located in Esmerelda County, Nevada. The agreement was amended on June 14, 2024 (the "Fish Lake Valley Effective Date"). The Company paid $20,000 as consideration for entering into an amended agreement.

In order to exercise the option, the Company is required to make a series of cash payments, issuance of common shares of the Company with a total value of $3,300,000, and the incurrence of expenditures towards mining operations in respect of the Fish Lake Valley Property. The breakdown of payments and issuance of common shares are as follows:

- Pay $50,000 within five days of the Fish Lake Valley Effective Date (paid);

- Pay $100,000 within six months of the Fish Lake Valley Effective Date;

- Incur $500,000 in expenditures toward mining operations of the Property, on or before the first-year anniversary of the Fish Lake Valley Effective Date;

- Pay $450,000 and issue common shares of the Company equal to $675,000, on the date the Company completes an initial public offering or otherwise becomes listed on a stock exchange (the "Listing Date"), using a deemed price per share on the Listing Date equal to:

  o the price per share of the Company's common share used in the Company's initial public offering;

  o the deemed transaction price per share of the Company's common shares in the event the listing is competed by way of a reverse takeover, merger or business combination; or

  o the reference price per share of the Company's common share calculated in accordance with the stock exchange's policies in the event the listing is complete d by way of a direct listing on the stock exchange;

- Pay $375,000 and issue common shares of the Company equal to $1,312,500, based on the volume-weighted average trading price of the Company's common shares for the previous ten trading days, on or before the first-year anniversary of the Listing Date; and

- Pay $500,000 and issue common shares of the Company equal to $1,312,500, based on the volume-weighted average trading price of the Company's common shares for the previous ten trading days, on or before the second-year anniversary of the Listing Date.

The Optionor will receive Net Smelter Returns Royalty ("NSR Royalty") equal to 1.0% of Net Smelter Returns.

The Company capitalized the following acquisition costs during the period from December 14, 2023 (inception) through November 30, 2025.

	Fish Lake Valley Property $
Balance, December 14, 2023 (inception)	—
Property acquisition	70,000
Impairment	(70,000)
Balance, November 30, 2024 and 2025	—

During the period from December 14, 2023 (inception) through November 30, 2024, an impairment of $70,000 on the Property was incurred as a result of the Company's decision to not pursue this project any further. On December 14, 2024, the Company terminated the property option agreement.

Aurora Uranium Project

On November 18, 2024 (the "Aurora Effective Date"), the Company entered into a property option agreement (the "Aurora Option Agreement") with Aurora Energy Metals Ltd. ("Aurora Energy") and its wholly owned subsidiary Oregon Energy LLC ("Oregon Energy") who, through Oregon Energy, is the owner of 100% interest in the Aurora Uranium project composed of 365 mining claims. As part of the Aurora Option Agreement, Aurora Energy, agreed to grant the Company the sole, exclusive option to acquire all of the issued and outstanding equity interests in Oregon Energy. Upon exercise of the option, the Company would acquire 100% of Oregon Energy including all of its right, title and interest in the Aurora Uranium project.

In order to exercise the option, the Company must:

- Grant Aurora Energy a 1% NSR in the project's future revenue, half or all of which may be repurchased by the company for consideration of $1,000,000 or $2,000,000, respectively, prior to commencement of the project's commercial operations;

- Pay $300,000 cash consideration on or before December 18, 2024 (paid);

- Complete a measured and/or indicated SK1300 technical report and mineral resource estimate (an "SK1300 Report") for the project, in accordance with the standards of Subpart 1300 of Regulation S-K of the Securities Act (completed);

- Issue shares of common stock in the Company with a value of $16,000,000 ("Aurora Option Payment Shares") on the closing date of:

    o   an initial public offering of the Company's shares and listing thereof on a national securities exchange, or

    o   a different transaction which results in the listing of the Company's shares on a national securities exchange, or

    o   the acquisition of substantially all the Company's outstanding equity securities or substantially all of the Company's assets by a public company with common equity that is listed on a national securities exchange, in each case prior to May 18, 2025 (the "Listing Event"); and

- Raise a minimum of $6,800,000 in connection with the Listing Event.

The number of Aurora Option Payment Shares the Company will issue shall be calculated based on the initial listing price of the Company's shares (or the trading price of the Company's successor's shares) upon completion of the Listing Event. If the Company identifies a measured and/or indicated SK1300 mineral resource of at least 40 million pounds of U3O8, the total value of the Aurora Option Payment Shares will increase by $4,000,000, bringing the aggregate value to $20,000,000. Each additional 1,000,000 pounds of U3O8 above 40 million pounds will further increase the total value of the Aurora Option Payment Shares by $200,000, up to a maximum of $1,000,000, resulting in an overall maximum of $21,000,000 (collectively, the "Resource Payment").

The Company also agreed to issue Aurora Energy additional Aurora Option Payment Shares based on any increase in the spot price of uranium between November 18, 2024 (the effective date of the Aurora Option Agreement), and the Listing Event, with the value of these Aurora Option Payment Shares being equal to the product of (I) 50% of the percentage increase in the spot price and (II) the number of Aurora Option Payment Shares associated with the initial $16,000,000 valuation. If the spot price does not increase, there will be no adjustment to the number of Aurora Option Payment Shares. Further, upon completion of a positive pre-feasibility study on the project following a Listing Event, the Company will issue Aurora additional Aurora Option Payment Shares with a value of $5,000,000, determined by the 30-day volume-weighted average trading price of our shares (or those of our successor) during the 30 days prior to the announcement of the pre-feasibility study.

The Aurora Option Agreement will terminate, and we will forfeit our option, if we do not complete a Listing Event on or before May 18, 2025. However, the Company may extend the agreement by six months (up to two times) by making additional payments to Aurora Energy and allocations of funds to the Company's mining operations. For the first six-month extension, the Company must pay Aurora Energy $300,000 and allocate $250,000 to the Company's mining operations expenditures; for the second six-month extension, the Company must pay Aurora Energy $400,000 and allocate an additional $250,000 to those expenditures.

On May 18, 2025, the Company exercised its right to the first six-month extension and made an additional payment of $300,000 to Aurora. On November 18, 2025, the Company exercised its right to the second six-month extension and made an additional payment of $400,000 to Aurora. As part of the extensions, the Company is obligated to reimburse up to $500,000 of mining operations expenditures of Oregon Energy. As of November 30, 2025, the Company has made reimbursements of $193,415, with a further $7,975 recorded in accounts payable and accrued liabilities.

On July 14, 2025, Oregon Energy received correspondences from the Bureau of Land Management in respect of 4 mining claims being declared null and void due to the lands being closed to mineral entry. As such, the Aurora Uranium Project consists of 361 mining claims currently.

On November 26, 2025, the Company, Aurora Energy, and Oregon Energy executed a First Amendment to the Property Option Agreement. The amendment (i) revised the second extension to complete a Listing Event from a six month period (deadline of May 18, 2026) to a 225 day period (deadline of July 2, 2026), and (ii) provides that the Resource Payment provisions under which Aurora may be entitled to additional payment shares as mentioned above are amended such that the determination is made following the next newly prepared SK1300 mineral resource update published by the Company.

The Company capitalized the following acquisition costs for the payments made to Aurora beginning on December 18, 2024 through November 30, 2025.

	Aurora Uranium Property
Balance, November 30, 2024	$ —
Property option payment	1,000,000
Reimbursement of mining operations expenditures	201,390
Balance, November 30, 2025	$ 1,201,390

Material Events During the Year Ended November 30, 2025

On December 1, 2024, the Company issued 300,000 shares to a stockholder as a bonus for consulting services rendered to the Company during the one-year service period from January to December 2024.

On December 18, 2024, the Company closed the first tranche of a private placement through the issuance of 1,280,000 common shares, with a par value of $0.0001 per share, at a price of $0.61 per share, for gross proceeds of $780,800.

On December 20, 2024, the Company closed the second tranche of a private placement through the issuance of 540,540 common shares, with a par value of $0.0001 per share, at a price of $0.61 per share, for gross proceeds of $329,729.

On March 6, 2025, the Company closed a third tranche of a private placement through the issuance of 2,794,173 shares at a price of $0.61 per share, for gross proceeds $1,704,446. In conjunction with closing this financing round, the Company incurred issuance costs of $24,899.

On March 10, 2025, the Board of Directors of the Company implemented a 2025 Equity Incentive Plan ("EIP"). The maximum number of shares the Company may issue pursuant to awards granted under the 2025 EIP is 15,137,213 shares, subject to certain automatic increases except that the maximum number of shares that the Company may issue as incentive stock options is equal to the maximum number of shares available for issuance under the EIP without taking into account any automatic increases in the share reserve of the EIP. The Company has not granted any awards under the EIP.

On April 30, 2025, the Company closed the first round of Regulation Crowdfunding ("Reg CF") financing through the issuance of 7,692,086 shares at a price of $0.61 per share, for gross proceeds of $4,692,172. In conjunction with closing this financing round, the Company incurred issuance costs of $464,016.

On May 23, 2025, the Company closed the second round of Reg CF financing through the issuance of 383,775 shares at a price of $0.61 per share, for gross proceeds of $234,103. In conjunction with closing this financing round, the Company incurred issuance costs of $22,238.

On May 29, 2025, the Company closed the third round of Reg CF financing through the issuance of 69,280 shares at a price of $0.61 per share, for gross proceeds of $42,261. Subscription proceeds amounting to $41,834 has been received, an amount of $427 is yet to be received in relation to this financing and recognized as a subscription receivable. In conjunction with closing this financing round, the Company incurred issuance costs of $24,907.

On May 29, 2025, the Company also issued 570,810 common shares with a deemed fair value of $0.61 per share to the agents in its Reg CF financing as compensation, which is included in share issuance costs.

On May 30, 2025, the Company closed the fourth tranche of a private placement through the issuance of 380,870 shares at a price of $0.61 per share, for gross proceeds of $232,331. In conjunction with closing this financing round, the Company incurred issuance costs of $3,618. The Company also issued 200,000 shares to a consultant at an implied fair value of $0.61 per share for consulting services to be performed in May 2025 to November 2025.

On June 20, 2025, the Company entered into an exclusive patent license agreement with UNM Rainforest Innovations ("UNMRI") for the use and commercialization of certain patents and technologies, including the grant of commercial sub-licenses, in relation to designs and technologies of small modular nuclear reactors. The term of the agreement is for the longer of 10 years or the length of the underlying patents. The Company paid a license fee of $50,000 and patent expense reimbursement of $17,430 upon execution of the agreement, and is to pay a license maintenance fee of $35,000 due on January 31, 2026, and $50,000 due on each of January 31, 2027 and January 31, 2028. The Company shall also pay to UNMRI certain royalties on commercial sublicenses and on gross receipts from sale of commercial reactors, subject to minimum annual royalties of $65,000 from the calendar year 2028 onwards.

On July 30, 2025, the Company entered into an agreement and plan of merger ("BCA") with Spring Valley Acquisition Corp. II ("SVII"), a publicly traded special purpose acquisition company listed on NASDAQ under the symbol "SVII". The BCA outlines terms of a transaction in which SVII would acquire all of the outstanding equity of the Company in exchange for shares of SVII, in order to effect a "de-SPAC" transaction, with the intention of obtaining a listing for the Company on NASDAQ. The BCA is subsequently amended on September 29, 2025.

On July 30, 2025, the Company issued 15,951,675 common shares, with a par value of $0.0001 per share, to an investor pursuant to a Common Stock Purchase Agreement for total proceeds of $300,000. The issuance is in connection with the planned business combination between the Company and SVII. The shares are subject to automatic redemption if the business combination does not close.

On September 29, 2025, related to the contemplated BCA transaction, the Company entered into an amended and restated agreement and plan of merger ("Amended BCA") with SVII and ancillary agreements, to amend the legal structure of the "de-SPAC", such that each of SVII and the Company will become a subsidiary of Eagle Nuclear Energy Corp. ("PubCo"), a newly incorporated entity, with the intention of obtaining a listing of PubCo on the NASDAQ.

On September 29, 2025, the Company also entered into an amendment to the Common Stock Purchase Agreement to reflect the revised legal structure of the Amended BCA, in relation to the potential redemption scenario of the redeemable common stock issued by the Company in July 2025.

On September 29, 2025, the Company also entered into an amended and restated securities purchase agreement ("PIPE Agreement") with PubCo and a private investor, regarding a potential issuance by PubCo, of 29,700 shares of Series A Cumulative Convertible Preferred Stock for $29,700,000 ("PIPE Issuance"), upon the completion of the "de-SPAC" transaction as contemplated by the Amended BCA. The PIPE Issuance would accrue dividends at 12% annually (if paid in kind), or 10% annually (if paid in cash). At the option of holder, the PIPE Issuance is convertible to common stock of PubCo at a conversion price of $11.88, representing a conversion ratio of 1-to-84.18. Pursuant to the PIPE Agreement, concurrently to the PIPE Issuance, PubCo is also to issue to the investor 2,500,000 warrants with an exercise price of $12.00 per share.

On September 30, 2025, the Company, as a co-registrant with PubCo, filed a Form S-4 with the Securities and Exchange Commission ("SEC") in respect of the "de-SPAC" transaction in accordance with the Amended BCA.

On October 15, 2025, the Company entered into a consulting agreement (the "126 Agreement") with the CFO of the Company. Pursuant to the 126 Agreement, the Company will use commercially reasonable efforts to cause the resulting issuer to issue 90,000 stock options to the CFO upon completion of listing on the Nasdaq Stock Exchange.

On October 16, 2025, the Company entered into an office lease agreement in New York, NY for 5 years and 2 months from the lease commencement date.

On November 3, 2025, the Company entered into an office lease agreement in Vancouver, Canada for 2 years.

For the year ended November 30, 2025, the Company incurred a total of $579,597 in share issuance costs paid in cash related to its Reg CF offering and private placements.

During the year ended November 30, 2025 the Company made a total payment of $1,193,415 with a further $7,975 recorded in accounts payable and accrued liabilities to Aurora Energy towards the Aurora Option Agreement.

Summary of Significant Accounting Policies

a) Cash

Cash includes cash on hand, deposits held with banks, and when applicable, short-term, highly liquid deposits which are either cashable or with original maturities of less than three months. There are no cash equivalents as of November 2025. At times, the Company's cash balance exceeds the federally insured limits. The total uninsured cash balance as of November 30, 2025 was $980,411 (November 30, 2024 — $Nil).

b) Impairment of long-lived assets

Long-lived assets or asset groups held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or is impaired. Circumstances that could trigger a review include, but are not limited to: significant decreases in the market price of the assets; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the assets; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the assets; and current expectation that the assets will more likely than not be sold or disposed significantly before the end of their estimated useful life.

When indicators of potential impairment are present the Company prepares a projected undiscounted cash flow analysis for the respective asset or asset group. If the sum of the undiscounted cash flows is less than the carrying value of the asset or asset group, an impairment loss is recognized equal to the excess of the carrying value over the fair value, if any. Fair value can be determined using discounted cash flows of future operating results based upon a rate that corresponds to the cost of capital. Recognized impairment losses are not reversed. During the period from December 14, 2023 through November 30, 2024, an impairment of $70,000 was incurred on the mineral rights.

c) Financial instruments measurements and fair value of financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets are classified and measured at fair value with subsequent changes in fair value recognized in either profit and loss as they arise unless restrictive criteria are met for classifying and measuring the asset at either amortized cost or fair value through other comprehensive income. Financial liabilities are measured at amortized costs unless they are elected to be or required to be measured at fair value through profit and loss.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred, and the Company has transferred all risks and rewards of ownership. Financial liabilities are derecognized when the obligations specified in the contract are discharged, cancelled, or expire.

Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company's own assumptions (unobservable inputs). Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

ASC 820 identifies fair value as the exchange price, or exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a three-tier fair value hierarchy that distinguishes between the following, based on the nature of the valuation inputs:

● Level 1: quoted prices (unadjusted) for identical assets or liabilities in active markets;

● Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and,

● Level 3: one or more significant inputs used in a valuation technique are unobservable in determining fair values of the asset or liability.

Determination of fair value and the resulting hierarchy requires the use of observable market data where available. The classification of an asset or liability in the hierarchy is based on the lowest level of input that is significant to the fair value measurement.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

d) Income taxes

The Company's tax provision consists of taxes currently payable or receivable, plus any change during the period in deferred tax assets and liabilities. The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, a valuation allowance is established to reduce any deferred tax asset for which it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. Accounting for income taxes requires a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if available evidence indicates it is more likely than not that the tax position will be fully sustained upon review by taxing authorities, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount with a greater than 50 percent likelihood of being realized upon ultimate settlement. For tax positions that are 50 percent or less likely of being sustained upon audit, the Company does not recognize any portion of that benefit in the financial statements. The Company is not aware of any issues under review that could result in significant payments, accruals or a material deviation from its position. The Company is subject to income tax examinations by taxing authorities for the tax years ended 2024 and 2025.

e) Loss per share

Basic earnings (loss) per share ("EPS") is calculated by dividing profit or loss attributable to common equity holders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. The denominator is calculated by adjusting the shares issued at the beginning of the period by the number of shares issued or bought back during the period, multiplied by a time-weighting factor.

Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of dilutive options and other dilutive potential units. The effects of anti-dilutive options and potential units are ignored in calculating diluted EPS. All options and potential units are considered anti-dilutive when the Company is in a loss position.

The Company had no anti-dilutive securities as of November 30, 2025 and 2024.

f) Offering cost

The Company complies with the requirements of ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A — *Expenses of Offering*. Offering costs associated with the issuance of common stock were charged against the proceeds received from and carrying value of the common stock.

g) Related parties

The Company identifies and discloses all related party transactions. Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

h) Leases

The Company determines if an arrangement contains a lease at inception as defined by ASC 842, *Leases* ("ASC 842"). To meet the definition of a lease under ASC 842, the contractual arrangement must convey to the Company the right to control the use of an identifiable asset for a period of time in exchange for consideration. Right of Use ("ROU") assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

i) Mineral rights

Costs of exploration, carrying and retaining unproven mineral rights and properties are expensed as incurred. The Company expenses all mineral exploration costs as incurred as it is still in the exploration stage. If the Company identifies proven and probable reserves in its investigation of its properties and upon development of a plan for operating a mine, it will enter the development stage and capitalize future costs until production is established. When a property reaches the production stage, the related capitalized costs are amortized on a units-of-production basis over the proven and probable reserves following the commencement of production.

To date, the Company has not established the commercial feasibility of any exploration prospects; therefore, all exploration costs are being expensed.

ASC 930-805, Extractive Activities-Mining: Business Combinations ("ASC 930-805") states that mineral rights comprise the legal right to explore, extract, and retain at least a portion of the benefits from mineral deposits. Mining assets include mineral rights and properties which are considered tangible assets under ASC 930-805. Further, ASC 930-805 requires that mineral assets or rights be recognized at fair value as of the acquisition date. As a result, the direct costs to acquire mineral rights and properties are initially capitalized as tangible assets. Mineral rights and properties include costs associated with acquiring patented and unpatented mining claims.

For the years ended November 30, 2025 and 2024, the Company has incurred acquisition costs for mineral rights of $1,201,390 and $70,000, respectively. The $70,000 incurred in the prior period was subsequently written off due to impairment as of November 30, 2024 as discussed above.

j) Redeemable common stock

The Company accounts for its redeemable common stock in accordance with the guidance of ASC 480, *Distinguishing Liabilities from Equity* ("ASC 480"). Shares of common stock subject to mandatory redemption, if any, is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder, or subject to redemption upon the occurrence of uncertain events not solely within the Company's control) is classified as temporary equity. At all other times, common stock is classified as stockholders' equity. Certain common stock of the Company features certain redemption rights that are considered to be outside of the Company's control and subject to occurrence of uncertain future events. Accordingly, such redeemable common stock is presented at redemption value as mezzanine equity, outside of the stockholders' equity (deficit) section of the Company's balance sheets.

k) Subsequent Events

The Company evaluated subsequent events through the date in which the financial statements were issued.

l) Recent accounting pronouncements

In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280) — Improvements to Reportable Segment Disclosures* ("ASU 2023-07"), which requires an enhanced disclosure of segments on an annual and interim basis, including the title of the chief operating decision maker, significant segment expenses, and the composition of other segment items for each segment's reported profit. The Company adopted ASU 2023-07 as of December 1, 2024, which had no material impact on the Company's financial statements.

ASC 280, *Segment Reporting* ("ASC 280"), establishes standards for the way that public business enterprises report information about operating segments in their annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. ASC 280 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company's business segments are based on the organization structure used by the chief operating decision maker for making operating and investment decisions and for assessing performance. Our Chief Executive Officer, who is our chief operating decision maker, views the Company's operations and manages its business in one operating segment, which is principally mineral exploration and development in North America.

Results of Operations — For the year ended November 30, 2025 and for the period from December 14, 2023 (inception) through November 30, 2024

	For the year ended November 30, 2025	For the period from December 14, 2023 (inception) through November 30, 2024	Change $	Change %
Operating expenses				
Bank charges	$ 4,184	$ 389	3,795	976
Business development	116,742	116,742	100	

Amortization expense	1,515	—	1,515	100
Mineral rights development expenditures	314,013	—	314,013	100
Office and administrative	895,430	41,027	854,403	2,083
Professional fees	3,075,312	758,143	2,317,169	306
Rent expense	123,554	27,589	95,965	348
Investor relations	120,000	—	120,000	100
Salaries and wages	18,151	—	18,151	100
Licensing fee expense	29,436	—	29,436	100
Travel and entertainment	549,177	123,483	425,694	345
Total operating expenses	(5,247,514)	(950,631)	(4,296,883)	452
Other income (expense)				
Loss on impairment	—	(70,000)	70,000	(100)
Gain (loss) on foreign currency transactions	(13,118)	574	(13,692)	(2,385)
Net loss	(5,260,632)	(1,020,057)	(4,240,575)	416

The net loss for the year ended November 30, 2025, was $5,260,632, representing an increase of $4,240,575 compared to the net loss of $1,020,057 for the similar period from December 14, 2023 (inception) through November 30, 2024. This change in net loss is primarily attributed to office and administrative, mineral rights development expenditure, and travel and entertainment, and higher professional fees, including increased consulting and legal expenses, as operations expand.

Business development for the year ended November 30, 2025, was $116,742, an increase of $116,742 compared to $Nil for the similar period from December 14, 2023 (inception) through November 30, 2024. This increase is primarily driven by the Company's engagement of external business development firms as part of its ongoing efforts to go public, which did not occur in the prior period.

Mineral rights development expenditures for the year ended November 30, 2025, were $314,013, an increase of $314,013 compared to $Nil for the similar period from December 14, 2023 (inception) through November 30, 2024. The increase is primarily driven by commencement of mineral rights assessments and other related work undertaken by the Company in connection with the Aurora Uranium Project.

Office and administrative expenses for the year ended November 30, 2025, were $895,430, an increase of $854,403 compared to $41,027 for the similar period from December 14, 2023 (inception) through November 30, 2024. This increase is primarily driven by expanded operations.

Professional fees for the year ended November 30, 2025, were $3,075,312, an increase of $2,317,169 compared to $758,143 for the similar period from December 14, 2023 (inception) through November 30, 2024. This increase is primarily driven by higher consulting fees related to marketing, geological consulting, and other consulting services. Legal fees increased due to the equity private placement, and accounting fees also rose in connection with ongoing audit and review engagements.

Rent expense for the year ended November 30, 2025, was $123,554, an increase of $95,965 compared to $27,589 for the similar period from December 14, 2023 (inception) through November 30, 2024. This increase is primarily driven by a new short-term lease for the office location which commenced June 2024. The Company also entered into a lease for a new office in Vancouver commencing November 2025 as mentioned above.

Investor relations for the year ended November 30, 2025, was $120,000, an increase of $120,000 compared to $Nil for the similar period from December 14, 2023 (inception) through November 30, 2024. This increase is primarily driven by the Company's engagement of an external investor relations firm as part of its ongoing efforts to go public, which did not occur in the prior period.

Licensing fee expense for the year ended November 30, 2025, was $29,436, an increase of $29,436 compared to $Nil for the similar period from December 14, 2023 (inception) through November 30, 2024. The increase mainly reflects the 2025 license maintenance fee under the exclusive patent license agreement with UNMRI.

Travel and entertainment expense for the year ended November 30, 2025, was $549,177, an increase of $425,694 compared to $123,483 for the similar period from December 14, 2023 (inception) through November 30, 2024. This increase is primarily driven by the increase in travel relating to increased operations.

Comparison of the Three Months Ended November 30, 2025 and 2024:

	For the three months ended November 30, 2025	For the three months ended November 30, 2024	Change $	Change %
Operating expenses				
Bank charges	$ 1,261	$ 249	1,012	406
Business development	116,742	—	116,742	100
Amortization expense	841	—	841	100
Mineral rights development expenditures	102,733	—	102,733	100
Office and administrative	755,448	7,578	747,870	9,869
Professional fees	955,631	427,290	528,341	124
Rent expense	46,129	13,849	32,280	233

	For the three months ended November 30, 2025	For the three months ended November 30, 2024	Change $	Change %
Investor relations	99,677	—	99,677	100
Salaries and wages	18,151	—	18,151	100
Licensing fee expense	16,333	—	16,333	100
Travel and entertainment	169,751	71,512	98,239	137
Total operating expenses	(2,282,697)	(520,478)	(1,762,219)	339
Other income (expense)				
Loss on impairment	—	(70,000)	70,000	(100)
Gain (loss) on foreign currency transactions	(3,503)	527	(4,030)	(765)
Net loss	(2,286,200)	(589,951)	(1,696,249)	288

The net loss for the three months ended November 30, 2025, was $2,286,200, representing an increase of $1,696,249 compared to the net loss of $589,951 for the three months ended November 30, 2024. This change in net loss is primarily attributed to business development, office and administrative, mineral rights development expenditure, and travel and entertainment, and higher professional fees, including increased consulting and legal expenses, as operations expand.

Business development for the three months ended November 30, 2025, were $116,742, an increase of $116,742 compared to $Nil for the three months ended November 30, 2024. This increase is primarily driven by the Company's engagement of external business development firms as part of its ongoing efforts to go public, which did not occur in the prior period.

Mineral rights development expenditures for the three months ended November 30, 2025, were $102,733, an increase of $102,733 compared to $Nil for the three months ended November 30, 2024. The increase is primarily driven by commencement of mineral rights assessments and other related work undertaken by the Company in connection with the Aurora Uranium Project.

Office and administrative expenses for the three months ended November 30, 2025, were $755,448, an increase of $747,870 compared to $7,578 for the three months ended November 30, 2024. This increase is primarily driven by expanded operations.

Professional fees for the three months ended November 30, 2025, were $955,631, an increase of $528,341 compared to $427,290 for the three months ended November 30, 2024. This increase is primarily driven by higher consulting fees related to marketing, geological consulting, and other consulting services. Legal fees increased due to the equity private placement, and accounting fees also rose in connection with ongoing audit and review engagements.

Rent expense for the three months ended November 30, 2025, was $46,129, an increase of $32,280 compared to $13,849 for the three months ended November 30, 2024. This increase is primarily driven by a new short-term lease for the office location which commenced June 2024. The Company also entered into a lease for a new office in Vancouver commencing November 2025 as mentioned above.

Investor relations for the year ended November 30, 2025, was $99,677, an increase of $99,677 compared to $Nil for the three months ended November 30, 2024. This increase is primarily driven by the Company's engagement of an external investor relations firm as part of its ongoing efforts to go public, which did not occur in the prior period.

Travel and entertainment expense for the year ended November 30, 2025, was $169,751, an increase of $98,239 compared to $71,512 for the three months ended November 30, 2024. This increase is primarily driven by the increase in travel relating to increased operations.

Liquidity and Capital Resources

We continually monitor and manage cash flow to assess the liquidity necessary to fund operations and capital projects. We manage our capital resources and adjust them to take into account changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust our capital resources, we may, where necessary, control the amount of working capital, pursue financing or manage the timing of our capital expenditures. As of November 30, 2025, we had a working capital of $621,306 (current assets of $1,464,825, less current liabilities of $843,519). As of November 30, 2024, we had a working capital deficit of $623,569 (current assets of $1,144, less current liabilities of $624,713).

Our continuing operations are dependent upon our ability to obtain debt or equity financing until such time that we achieve profitable operations. There can be no assurance that we will gain adequate market acceptance for our products or be able to generate sufficient gross margins to reach profitability.

Since our inception, we have incurred operating losses and have experienced negative cash flows from operations. We do not anticipate that cash on hand will be adequate to satisfy our obligations in the ordinary course of business over the next 12 months. Based on this assessment, we have material uncertainties about our business that may cast substantial doubt about our ability to continue as a going concern. Accordingly, our ability to continue as a going concern is dependent upon our ability to raise sufficient funds to pay ongoing operating expenditures and to meet our obligations. See further discussion related to our ability to continue as a going concern within Note 2 in the financial statements for the year ended November 30, 2025 and for the period from December 14, 2023 (inception) through November 30, 2024.

As of November 30, 2025, we had $1,301,928 in cash. We are actively managing current cash flows until such time that we are profitable.

The chart below highlights our cash flows for the period indicated:

	For the year ended November 30, 2025 $	For the period from December 14, 2023 (Inception) through November 30, 2024 $
Net cash provided by (used in):		
Operating activities	(5,161,413)	(163,524)
Investing activities	(1,260,845)	(70,000)
Financing activities	7,736,308	233,667
Effects of foreign currency transactions on cash	(12,839)	574
Increase in cash	1,301,211	717

Cash Used in Operating Activities

Our net cash used in operating activities is primarily due to cash payments for operating expenses that we incur in the day-to-day operations of the business. During the year ended November 30, 2025, net cash used in operating activities was $5,161,412. The loss for the year ended November 30, 2025 of $5,260,632 was affected by the changes in operating working capital of $56,326 and an increase of $155,545 in non-cash items consisting mainly of non-cash consulting fees.

During the period from December 14, 2023 (inception) through November 30, 2024, net cash used in operating activities was $163,524. The loss for the year period from December 14, 2023 (inception) through November 30, 2024 of $1,020,057 was affected by the changes in operating working capital of $619,357 and an increase of $237,176 in non-cash items consisting mainly of the impairment of the mineral property and non-cash consulting fees.

Cash Used in Investing Activities

During the year ended November 30, 2025, net cash used in investing activities totaled $1,260,845, primarily related to the option to acquire the Aurora Uranium Project and an intangible asset arising from the exclusive patent license agreement with UNMRI.

During the period from December 14, 2023 (inception) through November 30, 2024, net cash used in investing activities totaled $70,000, primarily related to the acquisition of Fish Lake Valley Property.

Cash Provided by Financing Activities

We have funded our business to date from the issuance of our common stock through private placements.

During the year ended November 30, 2025, net cash provided by financing activities totaled $7,736,308, primarily related to the proceeds from the issuance of shares of $8,364,042 net of $927,734 of share issuance costs paid in cash for a net amount of $7,436,308. The Company also received proceeds from the issuance of redeemable common stock of $300,000.

During the period from December 14, 2023 (inception) through November 30, 2024, net cash provided by financing activities totaled $233,667, primarily related to the proceeds from the issuance of shares of $235,201 net of $1,534 of share issuance costs paid in cash for a net amount of $233,667.

Quantitative and Qualitative Disclosures about Market Risk

Our board of directors have overall responsibility for the establishment and oversight of our risk management policies on an annual basis. Management identifies and evaluates our financial risks and is charged with the responsibility of establishing controls and procedures to ensure financial risks are mitigated in accordance with the approved policies.

Our financial instruments consist of cash and accounts payable and accrued liabilities. The carrying value of the Company's cash, and accounts payable and accrued liabilities approximate their fair value due to their short terms to maturity.

Our risk exposures and the impact on our financial instruments are summarized below:

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Our credit risk is primarily attributable to our liquid financial assets including cash. Our financial assets are cash. Our maximum exposure to credit risk, as of period end, is the carrying value of our financial assets, being $1,301,928 (November 30, 2024 — $717) as of November 30, 2025. We hold cash with major financial institutions, therefore minimizing our credit risk.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet financial obligations as they fall due. We manage liquidity by maintaining adequate cash balances and by raising equity and debt financings. We have no assurance that such financings will be available on favorable terms in the future. In general, we attempt to avoid exposure to liquidity risk by obtaining corporate financing through the issuance of shares.

As of November 30, 2025, we had cash of $1,301,928 (November 30, 2024 — $717) to settle current liabilities of $843,519 (November 30, 2024 — $624,713) which fall due for payment within 12 months of the date of the balance sheet.

Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect our income or value of holdings or financial instruments. As of November 30, 2025, our exposure to market risk was insignificant as we did not hold material amounts of financial instruments in foreign currencies, nor did we hold any debt that was subject to variable interest rates.

Inflation Risk

We do not believe that inflation had a significant impact on our results of operations for any period presented in our financial statements. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs, and our inability or failure to do so could harm our business, financial condition and results of operations.

Capital Management

Capital is comprised of our stockholders' deficiency and any debt that we may issue. Our objectives when managing capital are to maintain financial strength and to protect our ability to meet ongoing liabilities, to continue as a going concern, to maintain creditworthiness and to maximize returns for our stockholders over the long term. Protecting the ability to pay current and future liabilities includes maintaining capital above minimum regulatory levels, current financial strength rating requirements and internally determined capital guidelines and calculated risk management levels. We manage capital structure to maximize financial flexibility by making adjustments in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. We do not presently utilize any quantitative measures to monitor our capital, but rather we rely on our management's expertise to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given our size, is reasonable.

There were no changes to our approach to capital management during the period. We are not subject to externally imposed capital requirements.

Off-Balance Sheet Arrangements

We have not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations, or with respect to any obligations under a variable interest equity arrangement.

Emerging Growth Company Status

The Jumpstart Our Business Startups ("JOBS") Act permits an "emerging growth company" such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies, and our financial statements may not be comparable to other public companies that comply with new or revised accounting pronouncements as of public company effective dates. However, we may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

We will cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more, (ii) the last day of our fiscal year following the fifth anniversary of the date of the closing of this offering, (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

Further, even after we no longer qualify as an emerging growth company, we may still qualify as a "smaller reporting company," which would allow us to take advantage of many of the same exemptions from disclosure requirements, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our share price may be more volatile.

Evaluation of Disclosure of Controls and Procedures

Based on an evaluation as of November 30, 2025, our management, including the Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) were not effective.

We and our independent registered public accounting firm did not and were not required to perform an audit of our internal control over financial reporting, in connection with the audit of our 2025 financial statements.

Material Weakness

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected in a timely manner.

Subsequent Events

The Company evaluated all events and transactions occurring subsequent to November 30, 2025, through the date the financial statements were issued for items requiring adjustment to or disclosure in the accompanying financial statements and notes to the financial statements noting no such events or transactions other than those described below.

On December 17, 2025, the Company, as a co-registrant with PubCo, filed an amended Form S-4 with the SEC in respect of the "de-SPAC" transaction in accordance with the Amended BCA.

On January 9, 2026, the Company, as a co-registrant with PubCo, filed an amended Form S-4 with the SEC in respect of the "de-SPAC" transaction in accordance with the Amended BCA.

SECTION 5. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a smaller reporting company (as defined in Rule 12b-2 of the Exchange Act, we are not required to provide the information called for by this Section 5.

SECTION 6. FINANCIAL STATEMENTS AND SUPPLEMENTARY FINANCIAL INFORMATION

The financial statements, the reports thereon and the notes thereto are located in "Addendum I – Financial Statements" attached to this Annual Report.

SECTION 7. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

SECTION 8. DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth, as of June 23, 2025, the names and ages of our directors, executive officers, and key employees, as well as the principal offices and positions held by each person:

Name	Age	Position
Mark Mukhija	39	Chief Executive Officer and Chairman
Ajaypreet Toor	31	Chief Financial Officer
Robert Kaplan	52	Director
Michael Kobler	67	Director
Brian Goldmeier	42	Director
Jeffrey Lipton	68	Director
Kuljit (Jeet) Basi	43	Director

Background of Directors and Executive Officers

Executive Officers

Mark Mukhija, P.Eng., has served as our Chief Executive Officer and a director of New Eagle since the Business Combination, and previously served as Chief Executive Officer and a member of our board of directors of Eagle Energy since December 2023. Mr. Mukhija was appointed as the Chairman of the Board in March 2026. Mr. Mukhija has also served as the Global Head of Business Development for Plotlogic, a mining technology company which utilizes artificial intelligence technology aimed at sustainably increasing mineral production and reducing waste from June 2023 to August 2024. Mr. Mukhija was the General Manager Australia (January 2020 to May 2023) and Regional Manager (September 2018 to January 2020) for Motion Metrics Pty Australia Ltd., an industrial artificial intelligence and machine learning company catering to the mining industry with a specific focus on safety and productivity. Mr. Mukhija was responsible for the P&L, business development, project management, and logistics of the Motion Metrics (Australia) operations. From 2014 to 2015, Mr. Mukhija began at TransAlta as the Engineering Team Leader at the Sunhills Mine with 14 direct reports and then moved into a capital planning supervisory role where he was responsible for a $60 million annual sustaining capital budget for the operation. From 2008 to 2013, Mr. Mukhija was responsible for life of mine planning and asset value optimization at BHP. Mr. Mukhija also previously worked at global mining companies such as Barrick (2007) and Teck Resources (2006). He currently serves on the board of the following public companies: Tactical Resources Corp. (CSE:RARE) (OTC:USREF) and POWR Lithium Corp. (CSE: POWR) (OTC:CSKYF). Mr. Mukhija is a Professional Engineer and graduate from the University of British Columbia with a Bachelor of Applied Science in Mining Engineering (2003) and has passed Level I of the CFA Program. We believe that Mr. Mukhija, given his extensive experience in the global mining and energy sectors, and his senior leadership roles overseeing operations, capital planning, and business development, is qualified to serve as a member of our Board.

Ajaypreet Toor, CPA, has served as Chief Financial Officer of New Eagle since the Business Combination, and previously served as Chief Financial Officer of Eagle Energy since October 2025. Mr. Toor is a Chartered Professional Accountant (CPA) with over nine years of experience in corporate finance, financial reporting, and public company compliance within the mining and technology sectors. He has served as Director, Chief Financial Officer, and Corporate Secretary of NextGen Digital Platforms Inc. (CSE: NXT; OTCQB: NXTDF) since December 2024; he resigned his positions in December 2025. Mr. Toor also served as Chief Financial Officer and Corporate Secretary of American Tungsten Corp. (CSE: TUNG; OTCQB: TUNGF) beginning in September 2024 and as a Director beginning in November 2024; he resigned as Chief Financial Officer in July 2025 and as Director and Corporate Secretary in October 2025. In addition, from February 2023 to January 2025, he served as Chief Financial Officer and Corporate Secretary of Rush Gold Corp., at the time a private junior mining exploration company, where he assisted with financial reporting, audit coordination, and regulatory filings. Mr. Toor previously held accounting roles with Windset Farms from January 2024 to June 2025 and with BroadbandTV Corp. (rebranded as RHEI, formerly TSX: BBTV) from March 2022 to December 2023. Earlier in his career, from September 2017 to December 2020, he was a Corporate Finance Analyst at Baron Global Financial Canada Ltd., providing financial reporting and advisory services to public issuers completing listings and financings, and from 2016 to 2017 articled with MNP LLP, where he gained audit and tax experience. Mr. Toor obtained a Bachelor of Business Administration in Accounting from Simon Fraser

University's Beedie School of Business in 2017 and successfully completed the Common Final Examination (CFE) in 2019, required for the CPA designation in Canada.

Non-Executive Directors

Michael Kobler has served as an independent director of New Eagle since the Business Combination. Mr. Kobler currently serves as Chief Executive Officer of Mogul Mountain Ventures Corp., a privately held exploration and development company focused on gold, silver, lithium, and rare earth elements in the San Antonio Mountains of Nevada, a role he has held since August 2023. He is also the Founder and Chief Executive Officer of Global Subsurface Strategies, a consulting firm specializing in energy metals exploration and development, where he has served since April 2016. In addition, Mr. Kobler is the Founder and Chief Executive Officer of Canamera Inc., an early-stage resource development company with exploration projects in Uruguay, Paraguay, and Brazil, a role he has held since March 2022. Mr. Kobler has served as a member of the board directors of United Lithium Corp. (CSE: ULTH), a publicly traded lithium exploration company, since May 2023. From March 2016 to March 2022, Mr. Kobler served as Co-Founder and Chief Executive Officer of American Lithium Corp. (TSXV: LI), where he led the discovery and early development of the TLC Lithium Project in Nevada — one of the largest known lithium deposits in North America. Under his leadership, American Lithium grew from inception to a peak market capitalization of approximately CAD $1.2 billion. Earlier in his career, Mr. Kobler co-founded and served as Chief Executive Officer of Osum Oil Sands Corp. from 2004 to 2007, helping grow the company's valuation to over CAD $2 billion. He has also held senior leadership roles at Underground Energy, Inc. and Underground Construction Managers, oil and gas exploration and development firms. From 2013 to 2016, he worked as a Resident Engineer at McMillen Jacobs Associates, where he contributed to large-scale tunneling and infrastructure projects. Mr. Kobler holds a Bachelor of Science in Mining Engineering from Montana Technological University. He is also the named inventor on multiple U.S. patents related to mining and hydrocarbon extraction methods. We believe Mr. Kobler's extensive experience in mineral exploration, project development, and capital markets make him well qualified to serve on New Eagle's board of directors.

Brian Goldmeier has served as an independent director of New Eagle since the Business Combination. Mr. Goldmeier is the founder and president of BYG Strategies, Inc., a strategic advisory and political consultancy firm headquartered in Miami, Florida, which he founded in November 2010. Through his firm, Mr. Goldmeier advises public and private sector clients across the United States on market entry, expansion strategies, capital development, and stakeholder engagement. He has extensive experience supporting early-stage companies, including those in the technology, cryptocurrency, and financial services sectors, and has worked closely with C-suite executives and corporate boards to advance growth strategies and public-private initiatives. Mr. Goldmeier has served as a senior advisor and principal fundraiser to numerous political campaigns, issue-based initiatives, and nonprofit organizations. Over the course of his career, he has led efforts that have raised more than $300 million for political and policy campaigns and has supported capital raises and business development projects valued at over $500 million. His experience includes structuring and advising on complex multi-stakeholder initiatives, public-private partnerships, and major investment and infrastructure projects. Mr. Goldmeier is also engaged in civic and professional training, offering strategic networking and fundraising guidance to elected officials, trade associations, and business coalitions. He is widely regarded for his ability to navigate government relations, investment strategy, and corporate positioning at both the local and national level holds a Master of Business Administration and a Bachelor of Science in Sports Management, both from Endicott College. We believe Mr. Goldmeier's extensive experience in strategic advisory, capital development, and public-private initiatives makes him well qualified to serve on New Eagle's board of directors.

Jeffrey Lipton has served as an independent director of New Eagle since the Business Combination. Mr. Lipton has served as Chief Legal Officer of Abaxx Technologies Inc. since 2018. From 2014 to 2018, he was President of Fordham Hillsworth Financial Services Inc., a financial services firm. Mr. Lipton is both a lawyer and a financial analyst with experience in various areas of investment management. He holds a Bachelor of Arts from the University of Western Ontario (1979), a Master of Business Administration (1981), and a Bachelor of Laws (1984) from the University of Windsor. He was admitted to the Law Society of Upper Canada in 1986 and as a Solicitor of the Supreme Court of England and Wales in 2007. Mr. Lipton has held the Chartered Financial Analyst designation since 1987. We believe Mr. Lipton's extensive legal and financial experience, including his background in investment management and corporate governance, make him well qualified to serve on New Eagle's board of directors.

Robert Kaplan has served as an independent director of New Eagle since the Business Combination, and previously served as Chief Financial Officer and Vice President of Business Development of SVII. Mr. Kaplan served as the Vice President of Business Development of Spring Valley I from its inception in November 2020 until the closing of the NuScale Merger in May 2022. Mr. Kaplan has also served as the Chief Operating Officer and Head of Business Development of Spring Valley III since June 2025. Mr. Kaplan has over 20 years of investment banking experience in the Sustainability industry. Mr. Kaplan has been involved in over 60 transactions totaling approximately $6 billion in transaction value, with notable deals including First Solar, Plug Power, FuelCell Energy, Renewable Energy Group and SunPower Corporation. Mr. Kaplan was most recently Managing Director of Clean Technologies/Renewables at Stifel Financial Corp. ("Stifel"). In this role, Mr. Kaplan was responsible for the firm's capital markets and advisory services in various sustainability subsectors, including clean energy, biofuels, energy storage, energy efficiency, mobility and environmental technologies. He joined Stifel in 2010 in connection with Stifel's acquisition of Thomas Weisel Partners Group, Inc. ("TWP") in 2010. Mr. Kaplan joined TWP in 2007 as a Vice President in the Technology investment banking group with a focus on sustainable technologies. Prior to joining TWP, Mr. Kaplan started his investment banking career at First Albany where he was a founding member of one of the first Sustainability-focused banking franchises on Wall Street. During his tenure at First Albany, he completed many of the industry's first public offerings in various sustainability subsectors, such as solar, alternative fuels, mobility, fuel cells and the smart grid. Mr. Kaplan received a B.S. in Finance from Lehigh University and an M.B.A. from the NYU Stern School of Business. We believe Mr. Kaplan is qualified to serve on our Board due to his extensive experience in investment banking and capital markets within the sustainability and clean energy sectors.

Kuljit (Jeet) Basi has served as a director of the Company since April 2026. Mr. Basi has served as the Vice President of Project Development of Eagle since April 1, 2024. Mr. Basi is an established mining industry professional with over 18 years of technical leadership experience in global public mining companies including Newmont Corporation ("Newmont"), Goldcorp Inc. ("Goldcorp") and Teck Resources Ltd. ("Teck"). Mr. Basi has a passion for growing a collaborative culture of technical excellence focused on maximizing net asset values. From March 2022 to present, Mr. Basi has served as the Chief Executive Officer and a director of Modern Mining Technology Corp, a private company which has developed a process to extract precious metals from electronic waste. He is also a director and Executive Chairman of Tactical Resources Corp., a position he has held since November 2020. Prior thereto, from July 2019 to February 2020, Mr. Basi held the position of Senior Advisor, Newmont North America, where he was responsible for implementing industry leading best practices in the areas of technical services, project development and strategic planning across all of Newmont's Canadian, U.S. and Mexican assets. Prior thereto, from February 2011 to June 2019, Mr. Basi held various positions with Goldcorp including the position of Corporate Manager of Processing & Metallurgy. During his eight-year tenure with Goldcorp, Mr. Basi established a track record of delivering bottom-line growth across major assets within Goldcorp's global portfolio. Prior to Goldcorp, Mr. Basi worked, from September 2006 to January 2011, at Teck's Highland Valley Copper operation where he most notably was involved in the mill optimization and expansion projects. Mr. Basi is an industry professional and has co-authored multiple publications within the technical community. Mr. Basi obtained his Bachelor of Applied Science in Mining and Mineral Process Engineering degree from the University of British Columbia with a Minor in Commerce in 2006. We believe Mr. Basi is qualified to serve on our Board due to his technical leadership experience in the global mining industry, including senior roles at public mining companies, as well as his experience as an executive officer and director of multiple resource and technology companies.

ADDENDUM I – FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

EAGLE ENERGY METALS CORP.
Audited Financial Statements

Report of Independent Registered Public Accounting Firm (PCAOB #3686)	F-1
Balance Sheet as of November 30, 2025 and 2024	F-4
Statement of Operations for the year ended November 30, 2025 and for the period from December 14, 2023 (inception) through November 30, 2024	F-5
Statement of Changes in Stockholders' Deficit for the year ended November 30, 2025 and for the period from December 14, 2023 (inception) through November 30, 2024	F-6
Statement of Cash Flows for the year ended November 30, 2025 and for the period from December 14, 2023 (inception) through November 30, 2024	F-7
Notes to the Financial Statements	F-8



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Eagle Energy Metals Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Eagle Energy Metals Corp. (the "Company") as of November 30, 2025 and 2024, and the related statements of operations, changes in stockholders' deficit, and cash flows for the year ended November 30, 2025 and the period from December 14, 2023 (inception) through November 30, 2024, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of November 30, 2025 and 2024, and the results of its operations and its cash flows for the year ended November 30, 2025 and the period from December 14, 2023 (inception) through November 30, 2024 in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 of the notes to the financial statements, the Company has suffered losses from operations since inception and has insufficient working capital to fund future operations, both of which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2025.

/s/ Adeptus Partners, LLC

Adeptus Partners, LLC
Ocean, New Jersey
January 20, 2026

EAGLE ENERGY METALS CORP.

BALANCE SHEET

AS OF NOVEMBER 30, 2025 AND 2024

	November 30, 2025	November 30, 2024
Assets		
Current assets		
Cash	$ 1,301,928	$ 717
Prepaid expenses	162,897	427
Total current assets	1,464,825	1,144
Deposits	71,506	—
Intangible asset, net	65,915	—
Mineral rights	1,201,390	—
Right of use asset – operating lease, net	84,326	—
Total assets	$ 2,887,962	$ 1,144
Liabilities, Mezzanine Equity, and Stockholders' Equity (Deficit)		
Current liabilities		
Accounts payable and accrued liabilities	$ 530,339	$ 106,245
Due to related parties	280,025	518,468
Lease liability	33,155	—
Total current liabilities	843,519	624,713
Lease liability – non-current	55,086	—
Total liabilities	898,605	624,713
Commitments and contingencies (Note 11)		
Mezzanine equity		
Redeemable common stock, $0.0001 par value, 350,000,000 shares authorized; 15,951,675 shares issued and subject to possible redemption at $0.02 per share as of November 30, 2025 (none as of November 30, 2024)	300,000	—
Stockholders' equity (deficit)		
Preferred stock, $0.0001 par value, 50,000,000 shares authorized; none issued and outstanding as of November 30, 2025 and 2024	—	—
Common stock, $0.0001 par value, 350,000,000 shares authorized; 110,211,574 shares issued and outstanding, excluding 15,951,675 shares subject to possible redemption, as of November 30, 2025 (96,000,040 shares as of November 30, 2024)	11,020	9,600
Additional paid-in capital	7,959,026	219,138
Obligation to issue shares	—	167,750
Accumulated deficit	(6,280,689)	(1,020,057)
Total stockholders' equity (deficit)	1,689,357	(623,569)
Total liabilities, mezzanine equity and stockholders' equity (deficit)	$ 2,887,962	$ 1,144

The accompanying notes are an integral part of these financial statements

EAGLE ENERGY METALS CORP.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED NOVEMBER 30, 2025 AND THE PERIOD FROM DECEMBER 14, 2023 (INCEPTION) THROUGH NOVEMBER 30, 2024

	For the year ended November 30, 2025	For the period from December 14, 2023 (Inception) through November 30, 2024
Operating expenses		
Bank charges	$ 4,184	$ 389
Business development	116,742	—
Amortization expense	1,515	—
Mineral rights development expenditures	314,013	—
Office and administrative	895,430	41,027
Professional fees	3,075,312	758,143
Rent expense	123,554	27,589
Investor relations	120,000	—
Salaries and wages	18,151	—
Licensing fee expense	29,436	—
Travel and entertainment	549,177	123,483
Total operating expenses	**(5,247,514)**	**(950,631)**
Other income (expense)		
Loss on impairment	—	(70,000)
Gain (loss) on foreign currency transactions	(13,118)	574
Total other expense	**(13,118)**	**(69,426)**
Net loss	**$ (5,260,632)**	**$ (1,020,057)**
Weighted average number of redeemable shares outstanding – Basic and diluted	5,419,199	—
Loss per share, redeemable shares – Basic and diluted	$ (0.05)	$ —
Weighted average number of non-redeemable shares outstanding – Basic and diluted	105,453,176	73,183,116
Loss per share, non-redeemable shares – Basic and diluted	$ (0.05)	$ (0.01)

The accompanying notes are an integral part of these financial statements

EAGLE ENERGY METALS CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT

FOR THE YEAR ENDED NOVEMBER 30, 2025 AND THE PERIOD FROM DECEMBER 14, 2023 (INCEPTION) THROUGH NOVEMBER 30, 2024

	Common Stock		Additional Paid-In Capital	Obligation to Issue Shares	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Number of Shares	Amount				
Balance, December 14, 2023 (Inception)	—	$ —	$ —	$ —	$ —	$ —
Issuance of common shares	96,000,040	9,600	225,601	—	—	235,201
Share issuance costs	—	—	(6,463)	—	—	(6,463)
Shares to be issued for bonus	—	—	—	167,750	—	167,750
Net loss	—	—	—	—	(1,020,057)	(1,020,057)
Balance, November 30, 2024	**96,000,040**	**$ 9,600**	**$ 219,138**	**$ 167,750**	**$ (1,020,057)**	**$ (623,569)**
Issuance of common shares	13,140,724	$ 1,313	$8,014,535	$ —	$ —	$ 8,015,848
Issuance of shares to consultants	500,000	50	304,950	(167,750)	—	137,250
Share issuance costs	570,810	57	(579,597)	—	—	(579,540)
Net loss	—	—	—	—	(5,260,632)	(5,260,632)
Balance, November 30, 2025	**110,211,574**	**$11,020**	**$7,959,026**	**$ —**	**$ (6,280,689)**	**$ 1,689,357**

The accompanying notes are an integral part of these financial statements

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED NOVEMBER 30, 2025 AND THE PERIOD FROM DECEMBER 14, 2023 (INCEPTION) THROUGH NOVEMBER 30, 2024

	For the year ended November 30, 2025	For the period from December 14, 2023 (inception) through November 30, 2024
Cash flows from operating activities		
Net loss	$ (5,260,632)	$ (1,020,057)
Adjustments to reconcile net loss to net cash used in operating activities:		
Loss on impairment	—	70,000
Amortization expense	1,515	—
(Gain) loss on foreign currency transactions	13,118	(574)
Non-cash lease adjustment	3,662	—
Non-cash consulting fees	137,250	167,750
Changes in operating assets and liabilities:		
Accounts payable and accrued liabilities	416,093	101,316
Deposits	(71,506)	—
Prepaid expenses	(162,470)	(427)
Due to related parties	(238,443)	518,468
Net cash used in operating activities	**(5,161,413)**	**(163,524)**
Cash flows from investing activities		
Purchase of intangible assets	(67,430)	—
Investment in mineral rights	(1,193,415)	(70,000)
Net cash used in investing activities	**(1,260,845)**	**(70,000)**
Cash flows from financing activities		
Proceeds from the issuance of common shares, net of share issuance costs	7,436,308	233,667
Proceeds from the issuance of redeemable common stock	300,000	—
Net cash provided by financing activities	**7,736,308**	**233,667**
Effects of foreign exchange on cash	**(12,839)**	**574**
Increase in cash	**1,301,211**	**717**
Cash, beginning of period	**717**	**—**
Cash, end of period	$ **1,301,928**	$ **717**
Supplemental disclosure of non-cash information		
Share issuance costs in accounts payable	$ —	$ 4,929
Share issuance costs settled in shares	$ 348,194	$ —
Investment in mineral rights in accounts payable	$ 7,975	$ —
Consultant bonus settled by issuance of bonus shares	$ 183,000	$ —
Consulting fees paid by issuance of shares	$ 122,000	$ —

The accompanying notes are an integral part of these financial statements

EAGLE ENERGY METALS CORP.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED NOVEMBER 30, 2025 AND THE PERIOD FROM DECEMBER 14, 2023 (INCEPTION) THROUGH NOVEMBER 30, 2024

1. NATURE OF OPERATIONS

Eagle Energy Metals Corp., formerly Eagle Battery Metals Corp., ("Eagle Energy" or the "Company") was incorporated on December 14, 2023, under the laws of the State of Delaware. The Company's registered office is held at Capitol Services Inc. 108 Lakeland Avenue, Kent County, Dover, DE 19901. The Company is a mining and exploration company focused on mineral exploration and development in North America.

On October 17, 2024, the Company completed a conversion into a Nevada corporation (the "Conversion"), under the name Eagle Energy Metals Corp. pursuant to a plan of conversion. Each common share outstanding, par value of $0.0001 per share, of the Company as a Delaware entity was converted into 4.081617 common shares, par value of $0.0001 of the Company as a Nevada entity. The share amounts included in the accompanying financial statements reflect the converted amount.

On July 30, 2025, the Company entered into an agreement and plan of merger ("BCA") with Spring Valley Acquisition Corp. II ("SVII"), a publicly traded special purpose acquisition company listed on NASDAQ under the symbol "SVII". The BCA outlines terms of a transaction in which SVII would acquire all of the outstanding equity of the Company in exchange for shares of SVII, in order to effect a "de-SPAC" transaction, with the intention of obtaining a listing for the Company on NASDAQ. The BCA was subsequently amended on September 29, 2025 ("Amended BCA"), to amend the legal structure of the "de-SPAC", such that each of SVII and the Company will become a subsidiary of Eagle Nuclear Energy Corp. ("PubCo"), a newly incorporated entity, with the intention of obtaining a listing of PubCo on the NASDAQ.

Risks and Uncertainties

Disruption of global financial markets and a recession or market correction, including the ongoing military conflicts between Russia and Ukraine and the related sanctions imposed against Russia as well as the conflict between Israel and Hamas, the significant tariffs imposed by the United States on imports from other countries and other global macroeconomic factors such as inflation and rising interest rates, could reduce the Company's ability to access capital, which could in the future negatively affect the Company's liquidity and could materially affect the Company's business and the value of its common stock.

2. BASIS OF PRESENTATION

a) Basis of accounting

The accompanying financial statements are presented using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). References to the "ASC" hereafter refer to the Accounting Standards Codification established by the Financial Accounting Standards Board ("FASB") as the source of authoritative U.S. GAAP.

b) Going concern

During the year ended November 30, 2025, the Company incurred a net loss of $5,260,632 (for the period from December 14, 2023 (inception) through November 30, 2024 — $1,020,057), and as of November 30, 2025, had an accumulated deficit of $6,280,689 (November 30, 2024 — 1,020,057). The Company's ability to continue its operations and to realize its assets at their carrying values is dependent upon the Company's ability to raise financing and generate profits and positive cash flows from operations to cover its operating costs. From time to time, the Company generates working capital to fund its operations by raising capital through equity or debt financing. However, there is no assurance that the Company will be able to continue to raise capital this way in the future.

The financial statements do not give effect to any adjustments required for the Company to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the financial statements. If the going concern assumption was not appropriate for the financial statements, adjustments would be necessary to the balance sheet classifications used. Such adjustments could be material. Additional funds will be required to enable the Company to pursue its initiatives, and the Company may be unable to obtain such financing on terms which are satisfactory to it. Furthermore, there is no assurance that the business will be profitable. These factors indicate the existence of a material uncertainty that may cast doubt about the Company's ability to continue as a going concern within one year after the date of the financial statements being issued. Should the Company be unable to complete these plans to obtain additional financing and be unable to continue as a going concern, the Company may be forced to cease operations.

2. BASIS OF PRESENTATION (continued)

c) Functional and presentation currencies

The financial statements of the Company are presented in United States dollars. The functional currency of the Company is the United States dollar; however, a significant amount of the Company's vendors and expenses have been paid in Canadian dollars and the difference between the amount paid in Canadian dollars and reported in United States dollars related to the exchange rates on the dates such payments were made has been reflected in the accompanying statements of operations of the respective period within the account labeled gain (loss) on foreign currency transactions.

d) Emerging growth company

The Company is an "Emerging Growth Company", as defined in Section 2(a) of the Securities Act of 1933, as amended (the "Securities Act"), as modified by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and it has taken advantage of certain exemptions that are not applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b) (1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial reporting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable.

The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public and private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

e) Use of estimates and judgments

The preparation of financial statements in conformity with U.S. GAAP requires the Company's management to make judgments, estimates and assumptions, about future events that may impact the amounts reported in the financial statements. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are made prospectively.

Key estimates made by management with respect to the areas noted have been disclosed in the notes to the financial statements.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Cash

Cash includes cash on hand, deposits held with banks, and when applicable, short-term, highly liquid deposits which are either cashable or with original maturities of less than three months. There are no cash equivalents as of November 2025. At times, the Company's cash balance exceeds the federally insured limits. The total uninsured cash balance as of November 30, 2025 was $980,411 (November 30, 2024 — $Nil).

b) Impairment of long-lived assets

Long-lived assets or asset groups held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or is impaired. Circumstances that could trigger a review include, but are not limited to: significant decreases in the market price of the assets; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the assets; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the assets; and current expectation that the assets will more likely than not be sold or disposed significantly before the end of their estimated useful life.

When indicators of potential impairment are present the Company prepares a projected undiscounted cash flow analysis for the respective asset or asset group. If the sum of the undiscounted cash flows is less than the carrying value of the asset or asset group, an impairment loss is recognized equal to the excess of the carrying value over the fair value, if any. Fair value can be determined using discounted cash flows of future operating results based upon a rate that corresponds to the cost of capital. Recognized impairment losses are not reversed. During the period from December 14, 2023 through November 30, 2024, an impairment of $70,000 was incurred on the mineral rights (Note 4).

c) Financial instruments measurements and fair value of financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets are classified and measured at fair value with subsequent changes in fair value recognized in either profit and loss as they arise unless restrictive criteria are met for classifying and measuring the asset at either amortized cost or fair value through other comprehensive income. Financial liabilities are measured at amortized costs unless they are elected to be or required to be measured at fair value through profit and loss.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred, and the Company has transferred all risks and rewards of ownership. Financial liabilities are derecognized when the obligations specified in the contract are discharged, cancelled, or expire.

ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"), establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company's own assumptions (unobservable inputs). Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

ASC 820 identifies fair value as the exchange price, or exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As a basis for considering market participant assumptions in fair value measurements.

ASC 820 establishes a three-tier fair value hierarchy that distinguishes between the following, based on the nature of the valuation inputs:

● Level 1: quoted prices (unadjusted) for identical assets or liabilities in active markets;

- Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and,

- Level 3: one or more significant inputs used in a valuation technique are unobservable in determining fair values of the asset or liability.

Determination of fair value and the resulting hierarchy requires the use of observable market data where available. The classification of an asset or liability in the hierarchy is based on the lowest level of input that is significant to the fair value measurement.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

d) Income taxes

The Company's tax provision consists of taxes currently payable or receivable, plus any change during the period in deferred tax assets and liabilities. The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, a valuation allowance is established to reduce any deferred tax asset for which it is determined that is it more likely than not that some portion of the deferred tax asset will not be realized.

During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. Accounting for income taxes requires a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if available evidence indicates it is more likely than not that the tax position will be fully sustained upon review by taxing authorities, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount with a greater than 50 percent likelihood of being realized upon ultimate settlement. For tax positions that are 50 percent or less likely of being sustained upon audit, the Company does not recognize any portion of that benefit in the financial statements. The Company is not aware of any issues under review that could result in significant payments, accruals or a material deviation from its position. The Company is subject to income tax examinations by taxing authorities for the tax years ended 2024 and 2025.

e) Loss per share

Basic earnings (loss) per share ("EPS") is calculated by dividing profit or loss attributable to common equity holders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. The denominator is calculated by adjusting the shares issued at the beginning of the period by the number of shares issued or bought back during the period, multiplied by a time-weighting factor.

Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of dilutive options and other dilutive potential units. The effects of anti-dilutive options and potential units are ignored in calculating diluted EPS. All options and potential units are considered anti-dilutive when the Company is in a loss position.

The Company had no anti-dilutive securities as of November 30, 2025 and 2024.

f) Offering cost

The Company complies with the requirements of ASC 340-10-S99-1 and Securities and Exchange Commission ("SEC") Staff Accounting Bulletin Topic 5A — *Expenses of Offering*. Offering costs associated with the issuance of common stock were charged against the proceeds received from and carrying value of the common stock.

g) Related parties

The Company identifies and discloses all related party transactions. Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

h) Leases

The Company determines if an arrangement contains a lease at inception as defined by ASC 842, *Leases* ("ASC 842"). To meet the definition of a lease under ASC 842, the contractual arrangement must convey to the Company the right to control the use of an identifiable asset for a period of time in exchange for consideration. Right of Use ("ROU") assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

i) Mineral rights

Costs of exploration, carrying and retaining unproven mineral rights and properties are expensed as incurred. The Company expenses all mineral exploration costs as incurred as it is still in the exploration stage. If the Company identifies proven and probable reserves in its investigation of its properties and upon development of a plan for operating a mine, it will enter the development stage and capitalize future costs until production is established. When a property reaches the production stage, the related capitalized costs are amortized on a units-of-production basis over the proven and probable reserves following the commencement of production.

To date, the Company has not established the commercial feasibility of any exploration prospects; therefore, all exploration costs are being expensed.

ASC 930-805, *Extractive Activities-Mining: Business Combinations* ("ASC 930-805") states that mineral rights comprise the legal right to explore, extract, and retain at least a portion of the benefits from mineral deposits. Mining assets include mineral rights and properties which are considered tangible assets under ASC 930-805. Further, ASC 930-805 requires that mineral assets or rights be recognized at fair value as of the acquisition date. As a result, the direct costs to acquire mineral rights and properties are initially capitalized as tangible assets. Mineral rights and properties include costs associated with acquiring patented and unpatented mining claims.

For the years ended November 30, 2025 and 2024, the Company has incurred acquisition costs for mineral rights of $1,201,390 and $70,000, respectively. The $70,000 incurred in the prior period was subsequently written off due to impairment as of November 30, 2024 (see Note 4).

j) Redeemable common stock

The Company accounts for its redeemable common stock in accordance with the guidance of ASC 480, *Distinguishing Liabilities from Equity* ("ASC 480"). Shares of common stock subject to mandatory redemption, if any, is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder, or subject to redemption upon the occurrence of uncertain events not solely within the Company's control) is classified as temporary equity. At all other times, common stock is classified as stockholders' equity. Certain common stock of the Company features certain redemption rights that are considered to be outside of the Company's control and subject to occurrence of uncertain future events. Accordingly, such redeemable common stock is presented at redemption value as mezzanine equity, outside of the stockholders' equity (deficit) section of the Company's balance sheets.

k) Subsequent Events

The Company evaluated subsequent events through the date in which the financial statements were issued (see Note 13).

l) Recent accounting pronouncements

In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280) — Improvements to Reportable Segment Disclosures* ("ASU 2023-07"), which requires an enhanced disclosure of segments on an annual and interim basis, including the title of the chief operating decision maker, significant segment expenses, and the composition of other segment items for each segment's reported profit. The Company adopted ASU 2023-07 as of December 1, 2024, which had no material impact on the Company's financial statements.

ASC 280, *Segment Reporting* ("ASC 280"), establishes standards for the way that public business enterprises report information about operating segments in their annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. ASC 280 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company's business segments are based on the organization structure used by the chief operating decision maker for making operating and investment decisions and for assessing performance. Our Chief Executive Officer, who is our chief operating decision maker, views the Company's operations and manages its business in one operating segment, which is principally mineral exploration and development in North America.

4. MINERAL RIGHTS

Fish Lake Valley Property

On January 12, 2024, the Company entered into a property option agreement with Acme Lithium US Inc. ("Acme"), whereby Acme agreed to grant the Company the sole, exclusive option to acquire their 100% interest in 207 lode claims at the Fish Lake Valley property located in Esmerelda County, Nevada. The agreement was amended on June 14, 2024 (the "Fish Lake Valley Effective Date"). The Company paid $20,000 as consideration for entering into an amended agreement.

In order to exercise the option, the Company is required to make a series of cash payments, issuance of common shares of the Company with a total value of $3,300,000, and the incurrence of expenditures towards mining operations in respect of the Fish Lake Valley Property. The breakdown of payments and issuance of common shares are as follows:

- Pay $50,000 within five days of the Fish Lake Valley Effective Date (paid);

- Pay $100,000 within six months of the Fish Lake Valley Effective Date;

- Incur $500,000 in expenditures toward mining operations of the Property, on or before the first-year anniversary of the Fish Lake Valley Effective Date;

- Pay $450,000 and issue common shares of the Company equal to $675,000, on the date the Company completes an initial public offering or otherwise becomes listed on a stock exchange (the "Listing Date"), using a deemed price per share on the Listing Date equal to:

  - the price per share of the Company's common share used in the Company's initial public offering;

  - the deemed transaction price per share of the Company's common shares in the event the listing is competed by way of a reverse takeover, merger or business combination; or

- the reference price per share of the Company's common share calculated in accordance with the stock exchange's policies in the event the listing is complete d by way of a direct listing on the stock exchange

- Pay $375,000 and issue common shares of the Company equal to $1,312,500, based on the volume-weighted average trading price of the Company's common shares for the previous ten trading days, on or before the first-year anniversary of the Listing Date; and

- Pay $500,000 and issue common shares of the Company equal to $1,312,500, based on the volume-weighted average trading price of the Company's common shares for the previous ten trading days, on or before the second-year anniversary of the Listing Date.

The Optionor will receive Net Smelter Returns Royalty ("NSR Royalty") equal to 1.0% of Net Smelter Returns.

The Company capitalized the following acquisition costs during the period from December 14, 2023 (inception) through November 30, 2024 and 2025.

	Fish Lake Valley Property
Balance, December 14, 2023 (inception)	$ —
Property option payment	70,000
Impairment	(70,000)
Balance, November 30, 2024 and 2025	$ —

During the period from December 14, 2023 (inception) through November 30, 2024, an impairment of $70,000 on the property option agreement was incurred as a result of the Company's decision to not pursue this project any further. On December 14, 2024, the Company terminated the property option agreement.

Aurora Uranium Project

On November 18, 2024 (the "Aurora Effective Date"), the Company entered into a property option agreement (the "Aurora Option Agreement") with Aurora Energy Metals Ltd. ("Aurora Energy") and its wholly owned subsidiary Oregon Energy LLC ("Oregon Energy") who, through Oregon Energy, is the owner of 100% interest in the Aurora Uranium project composed of 365 mining claims. As part of the Aurora Option Agreement, Aurora Energy, agreed to grant the Company the sole, exclusive option to acquire all of the issued and outstanding equity interests in Oregon Energy. Upon exercise of the option, the Company would acquire 100% of Oregon Energy including all of its right, title and interest in the Aurora Uranium project.

In order to exercise the option, the Company must:

- Grant Aurora Energy a 1% NSR in the project's future revenue, half or all of which may be repurchased by the company for consideration of $1,000,000 or $2,000,000, respectively, prior to commencement of the project's commercial operations;

- Pay $300,000 cash consideration on or before December 18, 2024 (paid);

- Complete a measured and/or indicated SK1300 technical report and mineral resource estimate (an "SK1300 Report") for the project, in accordance with the standards of Subpart 1300 of Regulation S-K of the Securities Act (completed);

- Issue shares of common stock in the Company with a value of $16,000,000 ("Aurora Option Payment Shares") on the closing date of:

- an initial public offering of the Company's shares and listing thereof on a national securities exchange, or

- a different transaction which results in the listing of the Company's shares on a national securities exchange, or

- the acquisition of substantially all the Company's outstanding equity securities or substantially all of the Company's assets by a public company with common equity that is listed on a national securities exchange, in each case prior to May 18, 2025 (the "Listing Event"); and

- Raise a minimum of $6,800,000 in connection with the Listing Event.

The number of Aurora Option Payment Shares the Company will issue shall be calculated based on the initial listing price of the Company's shares (or the trading price of the Company's successor's shares) upon completion of the Listing Event. If the Company identifies a measured and/or indicated SK1300 mineral resource of at least 40 million pounds of U3O8, the total value of the Aurora Option Payment Shares will increase by $4,000,000, bringing the aggregate value to $20,000,000. Each additional 1,000,000 pounds of U3O8 above 40 million pounds will further increase the total value of the Aurora Option Payment Shares by $200,000, up to a maximum of $1,000,000, resulting in an overall maximum of $21,000,000 (collectively, the "Resource Payment").

The Company also agreed to issue Aurora Energy additional Aurora Option Payment Shares based on any increase in the spot price of uranium between November 18, 2024 (the effective date of the Aurora Option Agreement), and the Listing Event, with the value of these Aurora Option Payment Shares being equal to the product of (I) 50% of the percentage increase in the spot price and (II) the number of Aurora Option Payment Shares associated with the initial $16,000,000 valuation. If the spot price does not increase, there will be no adjustment to the number of Aurora Option Payment Shares. Further, upon completion of a positive pre-feasibility study on the project following a Listing Event, the Company will issue Aurora additional Aurora Option Payment Shares with a value of $5,000,000, determined by the 30-day volume-weighted average trading price of our shares (or those of our successor) during the 30 days prior to the announcement of the pre-feasibility study.

The Aurora Option Agreement will terminate, and we will forfeit our option, if we do not complete a Listing Event on or before May 18, 2025. However, the Company may extend the agreement by six months (up to two times) by making additional payments to Aurora Energy and allocations of funds to the Company's mining operations. For the first six-month extension, the Company must pay Aurora Energy $300,000 and allocate $250,000 to Oregon Energy's mining operations expenditures; for the second six-month extension, the Company must pay Aurora Energy $400,000 and allocate an additional $250,000 to those expenditures.

On May 18, 2025, the Company exercised its right to the first six-month extension and made an additional payment of $300,000 to Aurora. On November 18, 2025, the Company exercised its right to the second six-month extension and made an additional payment of $400,000 to Aurora. As part of the extensions, the Company is obligated to reimburse up to $500,000 of mining operations expenditures of Oregon Energy. As of November 30, 2025, the Company has made reimbursements of $193,415, with a further $7,975 recorded in accounts payable and accrued liabilities.

On July 14, 2025, Oregon Energy received correspondences from the Bureau of Land Management in respect of 4 mining claims being declared null and void due to the lands being closed to mineral entry. As such, the Aurora Uranium Project consists of 361 mining claims currently.

On November 26, 2025, the Company, Aurora Energy, and Oregon Energy executed a First Amendment to the Property Option Agreement. The amendment (i) revised the second extension to complete a Listing Event from a six month period (deadline of May 18, 2026) to a 225 day period (deadline of July 2, 2026), and (ii) provides that the Resource Payment provisions under which Aurora may be entitled to additional payment shares as mentioned above are amended such that the determination is made following the next newly prepared SK1300 mineral resource update published by the Company.

The Company capitalized the following acquisition costs for the payments made to Aurora beginning on December 18, 2024 through November 30, 2025.

	Aurora Uranium Property
Balance, November 30, 2024	$ —
Property option payment	1,000,000
Reimbursement of mining operations expenditures	201,390
Balance, November 30, 2025	$ 1,201,390

5. STOCKHOLDERS' EQUITY (DEFICIT) AND MEZZANINE EQUITY

Preferred stock

The Company has 50,000,000 shares of preferred stock authorized with a par value of $0.0001 per share. As of November 30, 2025 and 2024, the Company had no preferred stock issued and outstanding.

Common stock

The Company has 350,000,000 shares of common stock authorized with a par value of $0.0001 per share. As of November 30, 2025 and 2024, the Company had 110,211,574 and 96,000,040 shares issued and outstanding, respectively, excluding 15,951,675 shares subject to possible redemption as of November 30, 2025.

Activities during the period from December 14, 2023 (inception) through November 30, 2024:

In December 2023, the Company issued 408 incorporation shares, with a par value of $0.0001 per share, at a price of $0.00245 per share for total proceeds of $1.

In February 2024, the Company completed a private placement offering of 89,081,291 common shares of the Company, with a par value of $0.0001 per share, at a price of $0.00245 per share for total proceeds of $218,250.

In August 2024, the Company completed a private placement offering of 1,428,566 common shares of the Company, with a par value of $0.0001 per share, at a price of $0.00245 per share for total proceeds of $3,500.

In October, 2024, the Company completed a private placement offering of 5,489,775 common shares of the Company, with a par value of $0.0001 per share, at a price of $0.0245 per share for total proceeds of $13,450.

The Company also incurred $6,463 in share issuance costs related to the issuance of the shares during the period from December 14, 2023 (inception) through November 30, 2024.

Activities during the year ended November 30, 2025:

In December 2024, the Company completed a private placement offering of 1,820,540 common shares of the Company, with a par value of $0.0001 per share, at a price of $0.61 per share for total proceeds of $1,110,529. Additionally, 300,000 bonus shares valued at $183,000, of which $167,750 was recognized as obligation to issue shares as of November 30, 2024, and $15,250 was recognized as professional fees in the statement of operations for the year ended November 30, 2025, were issued to a consultant for professional services rendered from January 2024 to December 2024.

In March 2025, the Company completed another private placement offering of 2,794,173 common shares of the Company, with a par value of $0.0001 per share, at a price of $0.61 per share for total proceeds of $1,704,452.

In April 2025, the Company completed a Regulation Crowdfunding offering ("Reg CF") pursuant to Section 4(a)(6) of the Securities Act of 1933 and Regulation Crowdfunding thereunder. Through this offering, the Company issued a total of 7,692,086 common shares, with a par value of $0.0001 per share, at a price of $0.61 per share, for gross proceeds of $4,692,172. The shares issued are subject to transfer restrictions under applicable securities laws, including a one-year holding period for Reg CF investors.

In May 2025, the Company issued an additional 453,055 common shares, with a par value of $0.0001 per share, under its Reg CF offering at a price of $0.61 per share, for gross proceeds of $276,364. Additionally, the Company completed a private placement offering of 380,870 common shares of the Company, with a par value of $0.0001 per share, at a price of USD $0.61 per share, for gross proceeds of $232,331. The Company also issued 200,000 shares with a deemed fair value of $0.61 per share as non-cash consideration for consulting services to be rendered from May 2025 to November 2025. As of November 30, 2025, $122,000 has been fully expensed.

For the year ended November 30, 2025, the Company incurred a total of $579,370 in share issuance costs paid in cash related to its Reg CF offering and private placements. On May 29, 2025, the Company also issued 570,810 common shares with a deemed fair value of $0.61 per share to the agents in its Reg CF offering as compensation, which is included in share issuance costs.

Mezzanine equity

In July 2025, the Company issued 15,951,675 common shares, with a par value of $0.0001 per share, to an investor pursuant to a Common Stock Purchase Agreement for total proceeds of $300,000. The issuance is in connection with the BCA between the Company and SVII (Note 1), with the shares expected to be exchanged for 2,750,000 common shares of the combined entity upon completion of the "de-SPAC" (Note 1). The shares are subject to automatic redemption if the business combination does not close. In accordance with the ASC 480-10-S99-3A, *Classification and Measurement of Redeemable Securities*, redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity. Immediately upon the closing of the private placement, the Company recognized a charge against additional paid-in capital of $170 for share issuance costs incurred in this private placement.

As of November 30, 2025, the amount of common stock subject to possible redemption reflected on the balance sheets is reconciled in the following table:

Common stock subject to possible redemption, November 30, 2024	$ —
Gross proceeds	300,000
Less: share issuance costs	(170)
Plus: adjust carrying value to redemption value	170
Common stock subject to possible redemption, November 30, 2025	**$ 300,000**

Obligation to issue shares

As of November 30, 2024, the Company had recognized an obligation to issue shares of $167,750 relating to the December 2024 grant of 300,000 bonus shares with a deemed fair value of $0.61 per share. The obligation to issue shares was calculated as the total fair value pro-rated on a straight-line basis, over the one-year service period, for the portion attributable to services rendered during the period from December 14, 2023 (inception) through November 30, 2024 and such amount has been recorded as a separate line item within stockholders' equity (deficit) and as professional fees incurred during the period.

Equity incentive plan

On March 10, 2025, the Board of Directors of the Company implemented a 2025 Equity Incentive Plan ("EIP"). The maximum number of shares the Company may issue pursuant to awards granted under the 2025 EIP is 15,137,213 shares, subject to certain automatic increases except that the maximum number of shares that the Company may issue as incentive stock options is equal to the maximum number of shares available for issuance under the EIP without taking into account any automatic increases in the share reserve of the EIP. The Company has not granted any awards under the EIP.

6. RELATED PARTY TRANSACTIONS

Stock issuance

During the period from December 1, 2024 through November 30, 2025, the Company issued 300,000 common shares to a stockholder as bonus compensation for professional services rendered from January 2024 through December 2024 (Note 5).

Obligation to issue shares

As of November 30, 2024, in connection with the shares mentioned in the previous paragraph, the Company recognized an obligation to issue shares of $167,750 in connection with the subsequent issuance of 300,000 bonus shares granted to a stockholder for services rendered during the one-year period from January to December 2024 (Note 5). The total value of the shares granted subsequent to November 30, 2024 is $183,000.

As of November 30, 2025, the Company issued the common stock as bonus compensation for the value of $183,000 to a stockholder for the services.

Professional fees

During the year ended November 30, 2025, the Company incurred $180,000 (for the period from December 14, 2023 (inception) through November 30, 2024 — $97,500) in fees to the Chief Executive Officer (the "CEO") of the Company. As of November 30, 2025, $15,000 of CEO fees (November 30, 2024 — $15,000) and $Nil in expense reimbursements (November 30, 2024 — $3,267) were included in due to related parties.

During the year ended November 30, 2025, the Company incurred $157,500 (for the period from December 14, 2023 (inception) through November 30, 2024 — $75,000) in fees to the former Chief Financial Officer (the "former CFO") of the Company. As of November 30, 2025, $15,000 of former CFO fees (November 30, 2024 — $75,000) and $Nil in expense reimbursements (November 30, 2024 — $2,641) were included in due to related parties.

During the year ended November 30, 2025, the Company incurred $16,645 (for the period from December 14, 2023 (inception) through November 30, 2024 — $Nil) in fees to the Chief Financial Officer (the "CFO") of the Company. As of November 30, 2025, $10,750 of CFO fees (November 30, 2024 — $Nil) were included in due to related parties.

During the year ended November 30, 2025, the Company incurred $180,000 (for the period from December 14, 2023 (inception) through November 30, 2024 — $75,000) of consulting fees with a company controlled by a director of the Company. As of November 30, 2025, $22,500 (November 30, 2024 — $59,819) of consulting fees and $7,971 (November 30, 2024 — $18,863) in expense reimbursements were included in due to related parties.

Additionally, there were two stockholders that provided consulting services to the Company. During the year ended November 30, 2025, the Company incurred $381,250 (for the period from December 14, 2023 (inception) through November 30, 2024 — $343,750) and $180,250 (for the period from December 14, 2023 (inception) through November 30, 2024 — $60,750) of consulting fees with these two stockholders. As of November 30, 2025, $48,000 (November 30, 2024 — $176,000) and $19,875 (November 30, 2024 — $60,750), respectively, in consulting fees to these two stockholders were included in due to related parties.

As of November 30, 2025, $128,064 (November 30, 2024 — $107,128) was included in due to related parties for amounts relating to expense reimbursements due to corporations over which stockholders of the Company exercise significant influence.

As of November 30, 2025, $12,865 (November 30, 2024 — $Nil) was included in due to related parties for amounts relating to expense reimbursements due to a stockholder.

7. PROFESSIONAL FEES

Details of professional fees are presented below:

	For the year ended November 30, 2025		For the period from December 14, 2023 (Inception) through November 30, 2024	
Consulting	$	1,402,176	$	561,724
Management fees		354,145		127,500
Legal, accounting and others		1,318,991		68,919
Total, Professional fees	$	**3,075,312**	$	**758,143**

8. INTANGIBLE ASSETS

On June 20, 2025, the Company entered into an exclusive patent license agreement with UNM Rainforest Innovations ("UNMRI") for the use and commercialization of certain patents and technologies, including the grant of commercial sub-licenses, in relation to designs and technologies of small modular nuclear reactors. The term of the agreement is to remain in force until the later of: (i) 10 years from the date of first sale of a licensed product, or provision of a licensed service; and, (ii) the last expiration date of the underlying patents. The Company paid a license fee of $50,000 and patent expense reimbursement of $17,430 upon execution of the agreement, and is to pay a license maintenance fee of $35,000 due on January 31, 2026, and $50,000 due on each of January 31, 2027 and January 31, 2028. The Company shall also pay to UNMRI certain royalties on commercial sublicenses and on gross receipts from sale of commercial reactors, subject to minimum annual royalties of $65,000 from the calendar year 2028 onwards. The Company capitalized the costs paid upon execution of the agreement.

The Company's policy is to expense costs incurred to renew, extend or maintain the term of a recognized patent license as incurred.

Patent licenses are amortized on a straight-line basis over their estimated useful lives pursuant to contract terms.

The Company's intangible assets as of November 30, 2025, are as follows:

	Gross Assets		Accumulated Amortization		Net Assets		Weighted Average Remaining Life (Years)
Patent licenses	$	67,430	$	(1,515)	$	65,915	19.5
Total intangible asset, net	$	67,430	$	(1,515)	$	65,915	19.5

The Company's intangible assets as of November 30, 2024, are as follows:

	Gross Asset		Accumulated Amortization		Net Assets		Weighted Average Remaining Life (Years)
Patent licenses	$	—	$	—	$	—	—
Total intangible asset, net	$	—	$	—	$	—	—

Aggregate amortization expense was $1,515 for the year ended November 30, 2025 (for the period from December 14, 2023 (inception) through November 30, 2024 — $Nil). Amortization expense is expected to be approximately $3,400 per year for each of the next five fiscal years.

9. OPERATING LEASE

On October 16, 2025, the Company entered into an office lease agreement in New York, NY for 5 years and 2 months from the lease commencement date, which is defined as the first business day following the substantial completion of the landlord's work and delivery of possession of the premises to the Company. As of the reporting date, the landlord has not substantially completed the required work and possession of the premises has not yet been delivered; therefore, the lease commencement date has not been determined. Accordingly, the Company has not recognized a right-of-use asset or lease liability related to this lease as of the reporting date of November 30, 2025.

On November 3, 2025, the Company entered into an office lease agreement in Vancouver, Canada for 2 years. Lease liabilities are measured at the commencement date based on the present value of future lease payments. As the Company's lease did not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments. The Company used a discount rate of 10.00% in determining its lease liability.

The discount is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of comparable value to the right-of-use asset in a similar economic environment. The discount rate therefore reflects what the Company "would have to pay", which requires estimation when no observable rates are available or where the applicable rates need to be adjusted to reflect the terms and conditions of the lease. The Company estimates the discount using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates. The Company determined its discount rated based on the rate used by comparable public companies.

The following table presents the net lease cost and other supplemental lease information:

	November 30, 2025	November 30, 2024
Lease cost:		
Operating lease cost	$ 3,662	$ —
Short term lease cost	119,892	—
Net lease cost	123,554	—
Cash paid for operating lease liabilities	$ —	$ —

Lease balance sheet information as of November 30, 2025 and 2024:

Lease liability	November 30, 2025	November 30, 2024
Current portion of operating lease liability	33,155	—
Long-term portion of operating lease liability	55,086	—
	$ 88,241	$ —

Future minimum lease payments to be paid by the Company as a lessee as of November 30, 2025 are as follows:

Operating lease commitments and lease liability:	
2026	$ 40,830
2027	50,197
2028	8,406
Total future minimum lease payments	99,433
Discount	(11,192)
Total	$ 88,241

10. INCOME TAXES

A reconciliation between the effective income tax rate and the federal statutory income tax rate is as follows:

	For the year ended November 30, 2025	Period from December 14, 2023 (inception) through November 30, 2024
Loss before income taxes	$ (5,260,632)	$ (1,020,057)
Expected recovery at statutory rate of 21 %	(1,104,733)	(214,212)
Permanent book/tax differences	17,225	3,230
Financing fees charged to equity	—	(1,771)
Change in estimate	1,771	—
Change in valuation allowance	1,085,737	212,753
Total tax benefit	$ —	$ —

	For the year ended November 30, 2025	Period from December 14, 2023 (inception) through November 30, 2024
US federal statutory rate	21 %	21 %
Effects of:		
Valuation allowance	(21)%	(21)%
	—	—

Deferred Income Tax

The significant components of the deferred tax assets and liabilities consisted of the following:

	November 30, 2025	November 30, 2024
Deferred tax assets		
Net operating loss carryforwards	$ 1,295,598	$ 196,636
Mineral resources	—	14,700
Share issuance costs	2,892	1,417
Total gross deferred tax assets	1,298,490	212,753
Valuation allowance	(1,298,490)	(212,753)
Net deferred tax asset	$ —	$ —

As of November 30, 2025, the Company had approximately $6,169,512 (November 30, 2024 — $936,360) of federal net operating loss carry forwards that carry forward indefinitely. Future utilization of the net operating loss carry forwards is subject to certain limitations under Section 382 of the Internal Revenue Code.

In assessing the realizability of deferred tax assets, management considers all positive and negative evidence to determine whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Due to the uncertainty of the Company's ability to realize the benefit of the deferred tax assets, primarily related to the history of cumulative operating losses, the net deferred tax assets are fully offset by a valuation allowance at November 30, 2025.

The Company is subject to U.S. federal income tax examinations by tax authorities for all tax years since inception due to unexpired net operating loss carryforwards originating in and after that year. The Company may be subject to income tax examinations for the various state taxing authorities which vary by jurisdiction.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

11. COMMITMENTS AND CONTINGENCIES

Commitments

On January 1, 2024, the Company entered into a consulting agreement with the CEO of the Company. Pursuant to the agreement, the CEO is eligible to receive a one-time cash payment of $25,000 upon completion of an initial public offering, and an initial grant of 1,000,000 stock options upon establishment of an incentive stock option plan.

On June 1, 2024 the Company began leasing office space on a month-to-month basis from an unrelated third party under an operating lease agreement. The monthly payments approximate $7,500 (CAD$10,500) and ancillary expenses. During the year ended November 30, 2025, rent expense under this agreement totaled $86,892 (November 30, 2024 — $27,589).

On November 3, 2025, the Company entered into an operating lease agreement from an unrelated third party for the office space in Vancouver for 2 years (Note 9). The monthly payments approximate $69,450 and ancillary expenses. During the year ended November 30, 2025, rent expense under this agreement totaled $3,662 (November 30, 2024 — $Nil).

On September 29, 2025, the Company also entered into an amended and restated securities purchase agreement ("PIPE Agreement") with PubCo and a private investor, regarding a potential issuance by PubCo, of 29,700 shares of Series A Cumulative Convertible Preferred Stock for $29,700,000 ("PIPE Issuance"), upon the completion of the "de-SPAC" transaction as contemplated by the Amended BCA. The PIPE Issuance would accrue dividends at 12% annually (if paid in kind), or 10% annually (if paid in cash). At the option of holder, the PIPE Issuance is convertible to common stock of PubCo at a conversion price of $11.88, representing a conversion ratio of 1-to-84.18. Pursuant to the PIPE Agreement, concurrently to the PIPE Issuance, PubCo is also to issue to the investor 2,500,000 warrants with an exercise price of $12.00 per share.

On October 15, 2025, the Company entered into a consulting agreement (the "126 Agreement") with the CFO of the Company. Pursuant to the 126 Agreement, the Company will use commercially reasonable efforts to cause the resulting issuer to issue 90,000 stock options to the CFO upon completion of listing on the Nasdaq Stock Exchange.

Contingencies

The Company could potentially become involved in various lawsuits, actions and claims, from time to time, arising in the ordinary course of business, although management is not aware of any such lawsuits, actions or claims at the date of this report. In management's opinion, should any such items occur, the ultimate outcome will not have a material adverse effect on the financial position or results of operations of the Company.

12. RISK CONCENTRATIONS

Financial instruments, which potentially subject the Company to concentration of risk, consist principally of cash and accounts payable and accrued liabilities. The total uninsured cash balance as of November 30, 2025 was $980,411. The uninsured cash balance located in Canada was $3,246 and the uninsured cash balance located in the United States was $977,165.

The Company had one vendor that accounted for 68% of total accounts payable and accrued liabilities as of November 30, 2024, which were settled as of November 30, 2025. As of November 30, 2025, one vendor accounted for approximately 56% of the Company's total accounts payable and accrued liabilities, and the top five vendors collectively accounted for approximately 76% of total accounts payable and accrued liabilities.

13. SUBSEQUENT EVENTS

The Company evaluated all events and transactions occurring subsequent to November 30, 2025, through the date the financial statements were issued for items requiring adjustment to or disclosure in the accompanying financial statements and notes to the financial statements noting no such events or transactions other than those described below.

On December 17, 2025, the Company, as a co-registrant with PubCo, filed an amended Form S-4 with the SEC in respect of the "de-SPAC" transaction in accordance with the Amended BCA.

On January 9, 2026, the Company, as a co-registrant with PubCo, filed an amended Form S-4 with the SEC in respect of the "de-SPAC" transaction in accordance with the Amended BCA.